04046078

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Starpharma Holdings Limited

*CURRENT ADDRESS Baker Building
Commercial Road
Melbourne VIC 3004 Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

FILE NO. 82- 34832 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: EKS

DATE : 11/10/04

RECEIVED
2004 OCT 20 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-34832

starpharma

Level 6, Baker Heart Research Building
Commercial Road
MELBOURNE Victoria 3004 Australia

PO Box 6535, St Kilda Road Central
MELBOURNE Vic 8008

Telephone: +613 8532 2700
Facsimile: +613 9510 5955

19 November 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Annual General Meeting – 19 November 2003
STARPHARMA POOLED DEVELOPMENT LTD

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Election of Mr Peter Bartels as a Director

❑	Votes where the proxy directed to vote 'for' the motion	8,309,398
❑	Votes where the proxy was directed to vote 'against' the motion	81,105
❑	Votes where the proxy may exercise a discretion how to vote	2,723,015

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 61,873

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Re-election of Prof Peter Colman as a Director

❑	Votes where the proxy directed to vote 'for' the motion	8,373,503
❑	Votes where the proxy was directed to vote 'against' the motion	14,000
❑	Votes where the proxy may exercise a discretion how to vote	2,726,015

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 61,873

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Re-election of Mr Ross Dobinson as a Director

❑	Votes where the proxy directed to vote 'for' the motion	7,460,413
❑	Votes where the proxy was directed to vote 'against' the motion	927,090
❑	Votes where the proxy may exercise a discretion how to vote	2,726,015

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 61,873

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Approval and Ratification of Issue of Ordinary Shares

❑	Votes where the proxy directed to vote 'for' the motion	7,222,259
❑	Votes where the proxy was directed to vote 'against' the motion	1,165,117
❑	Votes where the proxy may exercise a discretion how to vote	2,179,459

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 63,000

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Non-executive Directors' Remuneration

❑	Votes where the proxy directed to vote 'for' the motion	6,548,488
❑	Votes where the proxy was directed to vote 'against' the motion	1,661,538
❑	Votes where the proxy may exercise a discretion how to vote	2,189,459

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 56,500

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

B P Rogers
Company Secretary

starpharma

Starpharma Pooled Development Ltd
ABN 20 078 532 180

RECEIVED
2004 OCT 20 A 9: 33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

000001

MR JOHN SMITH
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

SPL

Dear Shareholder

I have pleasure in inviting you to attend our Annual General Meeting and have enclosed the Notice of Meeting which sets out the items of business. The meeting will be held at the ASX Theatrette, 530 Collins Street, Melbourne, Victoria on Wednesday, 19 November 2003 at 4.00pm.

If you are attending this meeting, please bring this letter with you to facilitate registration into the meeting.

If you are unable to attend the meeting, you are encouraged to complete the enclosed proxy form. The proxy form should be returned in the envelope provided or faxed to our share registry on (03) 9473 2555 so that it is received by 4.00pm on Tuesday, 18 November 2003. Alternatively it should be returned to the Company's Registered Office, Level 6, Baker Heart Research Building, Commercial Road, Melbourne, Vic, 3004 or faxed to (03) 9510 5955.

Corporate shareholders will be required to complete a "Certificate of Appointment of Representative" to enable a person to attend on their behalf. A form of this certificate may be obtained from the Company's share registry.

I look forward to your attendance at the meeting.

Yours sincerely

Peter T Bartels
Chairman
13 October 2003

Encl:

Notice of Annual General Meeting

Starpharma Pooled Development Ltd ABN 20 078 532 180

Notice is hereby given that the Annual General Meeting of the shareholders of Starpharma Pooled Development Ltd will be held at the ASX Theatrette, 530 Collins Street, Melbourne, Victoria on Wednesday, 19 November 2003 at 4.00pm.

Ordinary Business

Accounts and Reports

To receive and consider the financial statements of the Company and its controlled entities for the year ended 30 June 2003 and the related Directors' Reports, Directors' Declarations and Auditors' Report.

Resolutions

1. Election of Mr Peter Bartels as a Director

Mr Peter Tasman Bartels was appointed a Director on 6 August 2003 to hold office until the next annual general meeting following his appointment. Mr Bartels retires as Director and being eligible, offers himself for election.

2. Re-election of Prof Peter Colman as a Director

Prof Peter Malcolm Colman retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election.

3. Re-election of Mr Ross Dobinson as a Director

Mr Ross Dobinson retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election.

4. Approval and Ratification of Issue of Ordinary Shares

To consider and, if thought fit, pass the following as an ordinary resolution:

"That the issue of 13,335,000 new ordinary shares on 10 September 2003 be approved pursuant to Listing Rule 7.4 of the Listing Rules of the Australian Stock Exchange Limited."

5. Non-Executive Directors' Remuneration

To consider and, if thought fit, to pass the following as an ordinary resolution:

"That the maximum aggregate remuneration of non-executive Directors be set at $350,000, such amount to be divided among the non-executive Directors in such proportions and in such manner as shall be determined by the Directors in accordance with the Company's Constitution."

By order of the Board

B P Rogers
Company Secretary
13 October 2003

This explanatory memorandum has been prepared to assist shareholders with their consideration of the resolutions to be put to the Annual General Meeting on Wednesday 19 November 2003. This explanatory memorandum should be read with, and forms part of, the accompanying Notice of Meeting.

RESOLUTION 1 – ELECTION OF MR PETER BARTELS AS A DIRECTOR

Mr Peter Tasman Bartels was appointed a Director on 6 August 2003 in accordance with rule 11.3 of the Company's constitution, to hold office until the next annual general meeting following his appointment. Mr Bartels retires as a Director and being eligible, offers himself for election.

Mr Bartels was previously CEO and Managing Director of Coles Myer Ltd and before that CEO and Managing Director of Foster's Brewing Group Ltd. He has also had broad-based experience in the pharmaceutical industry in previous roles with DHA Pharmaceuticals and Abbott Laboratories.

He is Chairman of the Australian Sports Commission, the Australian Institute of Sport, the Commonwealth Heads of Government Committee for Sport and Central City Studios. Mr Bartels is immediate past chairman of the Women's and Children's Health Service. He is also a Director of the Australian Grand Prix Corporation and Melbourne Business School (Melbourne University).

The Board (with Mr Bartels abstaining) recommends that shareholders vote in favour of this ordinary resolution.

RESOLUTION 2 – RE-ELECTION OF PETER MALCOLM COLMAN

Prof Peter Colman has been a non-executive Director for 6 years. He is currently Head of the Structural Biology Division of the Walter & Eliza Hall Institute of Medical Research, and was formerly Executive Director of the Biomolecular Research Institute Limited. He has published widely in the field of structural biology. In 1983 his Laboratory determined the structure of the surface proteins of influenza virus, and a major result of that work was the discovery of Relenza. Prof Colman was one of the founding Directors of Biota Holdings Ltd.

The Board (with Prof Colman abstaining) recommends that shareholders vote in favour of this ordinary resolution.

RESOLUTION 3 – RE-ELECTION OF ROSS DOBINSON

Mr Ross Dobinson has been a non-executive Director for 6 years. He is a merchant banker with a background in investment banking and stockbroking. Mr Dobinson has acted as corporate director for two leading stockbrokers, and was an executive Director of the NAB's corporate advisory subsidiary. He later headed the Corporate Advisory Division of Dresdner Australia Ltd. He is currently Managing Director of TSL Group Ltd, a corporate advisory company specialising in establishing and advising life sciences companies. He is also a Director of Acrux Ltd, Nutrihealth Pty Ltd, Plantic Technologies Ltd, Roc Oil Company Ltd, PharmaQest Pty Ltd, Diagnotech Pty Ltd, and Origin Capital Ltd.

The Board (with Mr Dobinson abstaining) recommends that shareholders vote in favour of this ordinary resolution.

RESOLUTION 4 – APPROVAL AND RATIFICATION OF ISSUE OF ORDINARY SHARES.

On 10 September 2003 the Company issued 13,335,000 new shares at $0.52 per share raising $6,900,000 before expenses associated with the issue. The shares were placed with institutional clients of J.T. Campbell & Company and XL Capital which acted as joint placement agents. The shares were issued with the same rights as those attached to other ordinary shares on issue.

Proceeds from the issue are being used to accelerate the Company's development of its VivaGel™ product and other existing pipeline products in the respiratory, oncology and exotic disease areas.

ASX Listing Rule 7.1 enables a company to issue new shares up to 15% of the number of shares on issue in any 12 month period without shareholder approval. ASX Listing Rule 7.4 provides that an issue of shares made without shareholder approval under Listing Rule 7.1 is treated as having been made with shareholder approval if the issue is subsequently approved by the company's shareholders, and the issue did not breach Listing Rule 7.1.

To restore the Company's 15% placement capacity it is proposed that shareholders pass an ordinary resolution to approve the share placement that occurred on 10 September 2003.

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 4 by investors who have subscribed for shares covered by Resolution 4, or their associates. However, the Company need not disregard any such vote if:

(a) It is cast by such a person as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

(b) It is cast the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION 5 – NON-EXECUTIVE DIRECTORS' REMUNERATION

This resolution seeks to increase the maximum amount payable to non-executive Directors in accordance with rule 11.6 of the Company's constitution and ASX Listing Rule 10.17.
The current maximum annual remuneration for non-executive Directors is $135,000. It is proposed that the total amount payable by the Company to non-executive Directors be increased to an aggregate of $350,000, which represents an increase of $215,000 over the maximum aggregate amount that may be paid at present. The proposed aggregate amount allows for increases in future years and provides a sufficient amount to cover the possibility of appointment of additional non-executive Directors in the future, should the Board consider this to be in the best interests of the Company.

Non-executive Directors' fees have not increased since the Company listed on the ASX in September 2000. It is considered appropriate to make an adjustment to bring the fees into line with other ASX-listed biotechnology companies, reflecting the responsibilities of non-executive Directors and to enhance the Company's flexibility to attract other skilled Directors in the future.

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 5 by any Director or an associate of that person. However, the Company need not disregard any such vote if:

(a) It is cast by such a person as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

(b) It is cast the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Voting Entitlements

For the purpose of the Corporations Act, the Company has determined that all securities of the Company that are quoted securities at 7.00pm Australian Eastern Standard Time on 18th November 2003 will be taken, for the purpose of the Meeting, to be held by the persons who held them at the time.

Proxies

A shareholder has the right to appoint a proxy, who need not be a shareholder of the Company. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the percentage of votes each proxy is appointed to exercise. The Proxy Form must be deposited 24 hours prior to the commencement of the meeting, at the share registry of the Company, Computershare Investor Services Pty Limited, located at Level 12, 565 Bourke Street, Melbourne, Vic, 3000 or at the Company's Registered Office, Level 6, Baker Heart Research Building, Commercial Road, Melbourne, Vic, 3004 or by facsimile to Computershare on (03) 9473 2555 or to the Company on (03) 9510 5955.

Proxy Form

starpharma

Starpharma Pooled Development Ltd

ABN 20 078 532 180

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

000001

MR JOHN SMITH
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

SPL

Securityholder Reference Number (SRN)

I 1234567890 I ND

Appointment of Proxy

I/We being a member/s of Starpharma Pooled Development Ltd and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Starpharma Pooled Development Ltd to be held at the ASX Theatrette, 530 Collins Street, Melbourne, Victoria on Wednesday 19 November 2003 at 4:00pm and at any adjournment of that meeting.

IMPORTANT: FOR ITEMS 4 AND 5 BELOW

☐ If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 4 and 5 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 4 and 5 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 1	Election of Mr Peter Bartels as a Director	☐	☐	☐
Item 2	Re-election of Prof Peter Colman as a Director	☐	☐	☐
Item 3	Re-election of Mr Ross Dobinson as a Director	☐	☐	☐
Item 4	Approval and Ratification of Issue of Ordinary Shares	☐	☐	☐
Item 5	Non-Executive Directors' Remuneration	☐	☐	☐

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

☐ Mark with an 'X' if you wish to appoint a second proxy. **AND** ☐ % **OR** ☐ State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date __/__/__

SPL 7PR

SPL_WIP_105017/000001/000004/i

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 24 hours before the commencement of the meeting at 4:00pm on Wednesday 19 November 2003. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Starpharma Pooled Development Ltd share registry at the address opposite:

Starpharma Pooled Development Ltd share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia
Facsimile (03) 9473 2555

Chairman's Address

Annual General Meeting

of

Starpharma Pooled Development Limited

Wednesday 19 November 2003

I joined the Board of Starpharma in August of this year to replace retiring Chairman Richard Oliver, who was the inaugural Chairman of this Company. Richard Oliver joined Starpharma at its inception seven years ago, when it was created as a spin-off company with a vision of commercialising pharmaceutical applications for a new class of compounds called dendrimers. Starpharma has achieved a great deal over the last seven years, and on behalf of the Board and Management I would like to thank Richard for his substantial contribution to these achievements, and for his leadership, guidance and judgement throughout this period.

The past year has seen a number of exciting developments for the Starpharma group, and I will briefly mention some of these.

VivaGel™

We recently announced a further stage in the development path for the company's VivaGel™ product, with volunteer enrolments now underway for Phase I human safety trials, to be conduced at Royal Adelaide Hospital. VivaGel™ is a vaginal gel designed to provide women with a means of protecting themselves from the sexual transmission of the HIV virus. The US Federal Drug Administration's clearance to commence the VivaGel™ trials is being recognised internationally as a significant milestone in the application of nanotechnology to human health. It is exciting to be involved in an emerging area of science with the potential to have such a significant positive impact on the lives of many people around the world.

Other projects/collaboration

In addition to the VivaGel™ project Starpharma has a number of other projects in various stages of development, and a broad range of opportunities in the applications of dendrimer nanotechnology to human health. Starpharma is well placed within the biotech industry, having a sound scientific base, a strong management team and a range of opportunities with the potential to greatly increase shareholder value.

Our corporate strategy includes collaborating and working with other biotech groups, and we have established a number of alliances with Australian and overseas companies. For example we recently announced a collaboration with local biotech company AGT Biosciences Limited in the field of Type 2 Diabetes, and in June this year we announced a major nanotechnology alliance with New Zealand's Industrial Research Limited.

DNT
A little over two years ago Starpharma made the strategic decision to join with the US pioneer of dendrimers, Dr Donald Tomalia, in establishing a new company to develop complementary applications of dendrimer nanotechnology. The company, Dendritic Nanotechnologies Inc, or 'DNT', was established with a total Starpharma equity investment of only 2.18 million US dollars, and Starpharma currently owns 49.9% of DNT.
DNT is based at Mt Pleasant in the state of Michigan, and has already been recognised at both state and federal levels in the US for its achievements. DNT has received significant funding support from the US Army and other sources, and is also generating income from the sale of dendrimer research products. In October this year DNT received an award from the Michigan Economic Development Corporation recognising the company's innovation, marketplace success and contribution to the State's economy.
In addition to the equity investment the arrangement with DNT has other benefits for Starpharma, as it has fortified and extended the group's intellectual property position in the field of dendrimer nanotechnology.

Share Placement
On 10th September 2003 the Company announced a share placement of 13.335 million new shares, raising 6.9 million dollars before issue expenses. This placement has substantially strengthened our share register, and we now have strong support from institutional investors complementing the long term support Starpharma has enjoyed from its early stage investors.

The evaluation of opportunities for growth through mergers & acquisitions is an integral part of the company's corporate strategy. The Board continues to consider all possibilities for maximising returns to shareholders.
Starpharma was initially structured as a Pooled Development Fund and since its establishment we have worked closely with the PDF board to ensure that our various corporate activities have met both the broad objectives and the legal requirements of the PDF Act. In fact Starpharma has been used and publicised by AusIndustry as an example of a highly successful PDF. Our conversion of DNT to a US entity posed particular challenges for our continued compliance with the PDF Act and although we received PDF Board approval for the restructure, we were not permitted to hold more than 49.9% of this strategically important US business.

Starpharma, like most other Australian biotechs, recognises that a level of industry consolidation is inevitable. However this Board will be careful to ensure that involvement in any corporate reorganisation would be overwhelmingly in the interests of all shareholders. Industry mergers pose particular difficulties for a company registered as a PDF. We have considered the possibility that at some time in the future it may be appropriate to ask shareholders to give the Board authority to relinquish the PDF licence in a

situation where this was a necessary part of a corporate restructure in the best interests of Starpharma shareholders. This item is not on the agenda today, and would require approval at a future general meeting of shareholders.

Board Remuneration/cash burn

Starpharma is not a high cost company - it has a history of achieving its milestones with a relatively low cash burn. Levels of Board remuneration are modest, and employee share options currently amount to less than 1% of total issued shares. This year we have asked shareholders to approve an increase in the total Board remuneration available for disbursement to Directors. The Board does not intend to fully utilise these available funds under the current board structure, but we need the flexibility to be able to do what is necessary to take advantage of opportunities as they arise, and to attract and retain high calibre Directors.

Corporate Governance

The Board has reviewed its procedures and practices in light of the ASX Corporate Governance guidelines released earlier this year. Our current practices substantially accord with the ASX principles and recommendations, and we have committed to achieving conformity with the guidelines wherever possible and practicable. For example we have recently added a third member to the Board's Audit Committee - Dr Peter Jenkins, who is an independent director as defined in the ASX guidelines. We will be reporting fully on our compliance with the ASX best practice recommendations in our 2004 Annual Report.

I will now hand over to our Chief Executive Officer Dr John Raff to address the meeting, after which we will proceed to the formal business on the agenda.

starpharma


CEO's Presentation
Annual General Meeting
19 November 2003

Acknowledgement of contribution of Starpharma's Founding Chairman



Mr Richard Oliver

Richard Oliver retired as Chairman of the Company on 6 August 2003 after serving Starpharma during the 7 years since establishment. Richard's contribution has been fundamental to the success of Starpharma. He brought to the Company extensive business experience, ethical values and business integrity.

From the outset Richard placed strong emphasis on Board cohesion and Corporate Governance which has set the Company up for long term success. He is a mentor for the management team at Starpharma and he is also genuinely excited by the science and its potential benefits to humanity, as well as the business opportunities. Richard is also a significant long term investor in Starpharma.

We are also grateful to Richard for his succession planning and his identification of Peter Bartels as the replacement Chairman. Peter brings invaluable business experience, networks and specific experience in the pharmaceutical industry.

Richard, on behalf of the employees of Starpharma,
we thank you for your major contribution.

Starpharma's Profile



- **We have matured. Starpharma is no longer a virtual, start-up biotech/nanotech company.**
  - Strong board and management team
  - Established in-house capabilities:
    - Medicinal Chemistry
    - Preclinical development
    - Quality Assurance and Regulatory Affairs
    - Intellectual Property and Commercial Development
  - Establishing relationships with big pharma and biotechs
  - Accumulated experience and delivered on milestones
- **International company**
  - We have a presence in the US and established a world leading dendrimer nanotechnology company (DNT) at very low cost
  - An extensive international scientific collaborative network, eg. National Institutes of Health institutes providing extensive support for Starpharma's core programs

starpharma

Starpharma's Profile (cont'd)



- **Respected profile in the Australian biotechnology community**
  - Interact broadly with other biotech companies and government agencies
- **Support of Australian institutional investors**
  - Successfully attracted institutional investors
  - Well rated by informed analysts
- **Low cost culture**
  - Small equity expenditure, relative to company's activities
- **Financially secure**
  - Sufficient cash reserves for 2-3 years of current operation

Starpharma's Profile (cont'd)



- **Scientific leaders in the area of dendrimer nanodrugs**
  - Successful development of lead drug candidate SPL7013 through US FDA IND approval for human clinical trials (VivaGel ™)
    (1st nanodrug to receive regulatory clearance from the US FDA)
- **Big upside potential**
  - Internationally competitive IP and development programs in areas with very large market potential
- **Potential to be a significant participant in the rationalisation of the Australian biotechnology industry**

Polyvalence & Dendrimers as Drugs



Core Benefits

- ❑Polyvalency provides a novel approach to drug discovery:
  - ✓enables simultaneous attachment to a biological target at multiple sites;
  - ✓significantly improves one or more of a drugs key therapeutic properties, (i) potency, (ii) duration of action or (iii) safety.

- ❑(i), (ii) and (iii) are the critical areas where most unsuccessful drugs currently fail in clinical trials.

- ❑Polyvalent drugs can enable big pharma to substantially improve therapeutic qualities of existing marketed drugs and also extend patent lives.



starpharma

First Commercial Licence of Polyvalence



- Significant interest is building in polyvalent drugs that can allow simultaneous binding to multiple sites on a target.

  In early 2003, GSK entered into an alliance with Theravance, Inc. to develop next generation Respiratory Medicines, deal terms were:
  - **US$545 million total deal value plus royalties**
    - ✓ US$50 million upfront payment;
    - ✓ US$495 million clinical, regulatory and commercial milestone payments;
    - ✓ Double digit royalty on product sales
  - Stage at signing – one compound in Phase I clinical trials.
- To date Theravance, Inc. has raised over US$370 million in private equity capital.

Starpharma Development Projects



- **Sexually Transmitted Diseases (HIV, Herpes & Chlamydia)**
  - Prevention (SPL7013 – VivaGel - as a topical microbicide) - Phase I
- **Respiratory Disease (RSV, influenza and adenovirus)**
  - Prevention and Treatment
- **Oncology**
  - Angiogenesis inhibitors
  - Small molecule anti-proliferatives (Currently marketing)
- **Biodefense**
  - Prevention and treatment of exotic viruses (bioterrorism)
  - Antitoxins
- **Diabetes - collaboration with AGT Biosciences Limited**
- **Carbohydrate Targeting Technology - collaboration with IRL (NZ)**
- **Other collaborations**

HIV Prevention
– An Unmet Medical Need for Women



Number of people living with HIV/AIDS Total 42 million

Adults	38.6 million
Women	19.2 million
Children under 15 years	3.2 million

People newly infected with HIV in 2002 Total 5 million

Adults	4.2 million
Women	2 million
Children under 15 years	800 000

AIDS deaths in 2002 Total 3.1 million

Adults	2.5 million
Women	1.2 million
Children under 15 years	610 000

www.unaids.org

HIV/AIDS is the number one priority disease of the US Government.

US$15 billion allocated over five years for the prevention and treatment of HIV/AIDS.

starpharma

HIV – An Unmet Medical Need





North America
980 000
Caribbean
440 000
Latin America
1 500 000
Western Europe
570 000
North Africa
& Middle East
550 000
Sub-Saharan
Africa
29 400 000
Eastern Europe
& Central Asia
1 200 000
East Asia & Pacific
1 200 000
South & South-East Asia
6 000 000
Australia
& New Zealand
15 000

www.unaids.org

TOTAL: 42 MILLION

The market for an effective HIV preventative in Western countries is over US$2 billion per annum

starpharma

VivaGel™: the first dendrimer-based drug to enter clinical trials under the US regulatory system



Nature Biotechnology "Commercializing Nanotechnology", Vol. 21 No. 10, Oct 2003.

"In July, a first dendrimer drug, developed by Starpharma (Melbourne, Australia) for use against HIV, received regulatory clearance for Phase I clinical trials from the US Food and Drug Administration (FDA: Rockville, MD, USA)."

Smalltimes "Clinical trials put dendrimers on course for treating HIV" (leading US nanotechnology journal)
September/October edition, pg 62

"Dendrimers are taking real steps toward fighting HIV and sexually transmitted diseases in women."

Forbes/Wolfe Nanotech Report "Nanotechnology Takes on Cancer", Vol. 2 No. 11, Dec 2003.

"With nanotech showing marked improvements in cancer treatments and the FDA showing interest in dendrimer technology, I wouldn't be surprised if a major pharma company signs with Starpharma in the next year."

starpharma

VivaGel™ Prevents SHIV Infection in Macaques




Percentage of animals protected from SHIV infection
100
75
50
25
0
Placebo Gel
Untreated

From studies conducted by Dr Che-Chung Tsai, U of Washington at Seattle under NIAID, NIH contract

starpharma

VivaGel™ Clinical Trial Strategy



- Initial Phase I Healthy Volunteer Studies
  - CMAX, Adelaide Australia
- Expanded Phase I and potential combined Phase II / III
  - Australia
  - SE Asia & Sub-Saharan Africa in partnership with government and non-government organisations
- Other STD endpoints, e.g. prevention of herpes and Chlamydia to be investigated under separate INDs
- Potential contraceptive efficacy of SPL7013 Gel under investigation

Respiratory



- ❑ Prevention & treatment of RSV, Influenza, Adenovirus & other viruses via inhalation.
- ❑ Strong polyvalent opportunities in respiratory indications.
- ❑ Lead identification.
- ❑ In vitro & in vivo biological screening in partnership with the Institute for Antiviral Research, University of Utah, Logan.

Underlying technology also relevant to Biodefense project.

starpharma

Oncology



- Two active approaches:
  - Dendrimers as angiogenesis inhibitors to prevent tumor growth and metastasis, utilising targeting technology and multiple modes of action.
  - Small molecules to treat solid tumors lung, colon, breast, etc. (micro tubulin inhibitors, which are competitive with other clinical candidates in development). We are currently marketing this project to potential licensees.

Biodefense



- In a collaboration with the US National Institute for Allergy and Infectious Diseases, NIH and US Army Medical Research Institute for Infectious Diseases over six years, Starpharma's dendrimer compounds have produced positive results against the following diseases and potential bioterrorism agents.

- **Viruses include:**
  - Ebola (animal results)
  - SARS
  - Dengue
  - Punta Toro
  - VEE
  - West Nile Fever
  - Yellow Fever
  - Pichinde

- **Bacterial toxins include:**
  - Cholera (animal results)
  - Campylobacter
  - Clostridium diff

starpharma

Starpharma Finances



- In September 2003, raised $6.6 million net, from placement with leading Australian financial institutions
- Conservative expenditure policy
- Burn rate for 2003/2004 - $5.2 million (assuming no additional revenue)
- Sufficient cash reserves for more than two years ($12 M)
- DNT financially independent
- Excellent prospects for additional revenue from:
  - licensing,
  - collaborations, and
  - grants

Current Grant Applications



1. ‘**Development of dendrimers and combination microbicides**’: submitted to the National Institute of Allergy and Infectious Diseases (NIAID - part of the US National Institutes of Health) in September 2003

2. ‘**Dendrimers as Biodefense Antiviral Therapeutics**’: submitted to NIAID in October 2003. Seeking funding support for a period of 5 years.

3. ‘**Dendrimers as Biodefense Antitoxin Therapeutics**’: submitted to NIAID in October 2003.

Starpharma PDL – US Investment



Dendritic Nanotechnologies, Inc.

(DNT)

DNT has been successfully established. Starpharma has a 49.9% equity interest in DNT, Inc. with commercialisation rights to pharmaceutical applications arising from DNT intellectual property.

DNT – Key Assets and Relationships





2003 SPSJ Award for Outstanding Achievement in Polymer Science and Technology

Founder
Dr Donald A Tomalia



The DNT Team



The DNT Board

Significant portfolio of patent rights

starpharma

Seed Money
Infrastructure
Intellectual Property
Tech Services

SIGMA-ALDRICH FINE CHEMICALS

Army Materiel Command
Army Research Laboratory
Delivering Science and Technology Solutions to the War Fighter

MIT

Massachusetts Institute of Technology
Institute for Soldier Nanotechnologies

CMU
CENTRAL MICHIGAN UNIVERSITY



Central Michigan University Research Corporation

DNT – Key Achievements



2002

- Established facilities in CMU, Mt Pleasant, Michigan
- Strengthen broad IP positions in dendrimer applications

2003

- Commenced dendrimer store sales via Sigma Aldrich
- Significant grant income from US Army and other sources
- Strengthening commercial management:
  - Charles Burke appointed CEO
  - Gifford Brown, ex CFO of Dow Corning now DNT's CFO
  - Richard Hazleton, ex CEO of Dow Corning appointed to Board
- Cash flow neutral for period: July-October 2003
- Establishing two spin off initiatives
- In discussion with numerous multinational companies from a range of industries
- Established as a significant player in US nanotechnology

starpharma

DNT - Products



- **DNT proactively designs nano-products to fit unmet needs in diverse markets**
- **DNT – extensive dendrimer IP portfolio:**
  - New US patents granted, November 2003
    - Low cost dendritic structures
    - Core shell tecto dendrimers (large, defined nanostructures)
- **Product areas of existing DNT technology:**
  - Batteries
  - Thin films
  - Computers
  - Adhesives
  - Electronic displays
  - Sensors
  - Drug delivery
  - Cosmetics
  - Dynamic coatings

Starpharma – The Year Ahead



Establish Starpharma as a blue chip, Australian-based, biotech/nanotech company in the ASX 300. To be achieved by:

- ➢ Internal growth from technology licensing, partnerships and grants
- ➢ International recognition of strategic value of Starpharma IP
- ➢ Growth and strategic positioning of Dendritic Nanotechnologies, Inc.
- ➢ Corporate transactions, ie. alliances/mergers with companies with compatible science and complementary skills and culture
- ➢ Pooled Development Fund Status
  - Review PDF status as corporate opportunities progress

The Starpharma team is looking forward to the challenges and opportunities of the year ahead.

starpharma

starpharma

Starpharma Pooled Development Ltd
ABN 20 078 532 180

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

000001

MR JOHN SMITH
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

SPL

Dear Shareholder

Enclosed is a Notice of Meeting and Explanatory Notes for a General Meeting of shareholders in relation to the status of the Company as a Pooled Development Fund (PDF).

Two resolutions are on the agenda for this meeting – the first resolution would give your Directors authority to apply to the PDF Registration Board at any time prior to the next Annual General Meeting of the Company to have the Company's PDF registration declaration revoked. The second resolution provides that on revocation of the PDF registration declaration, the Company would change its name to Starpharma Holdings Limited.

At our Annual General Meeting on 19 November 2003 we discussed the limitations of the PDF status in the context of corporate transactions for the future growth of the Company. We are now calling this General Meeting to ask shareholders to give the Board the discretion to relinquish the status of the Company as a PDF in order to give your directors maximum flexibility to explore all opportunities available to increase shareholder value.

Your Directors fully recognise the taxation benefits of the PDF structure and would be reluctant to give up the PDF status unless it was in the interests of shareholders to do so.

There are a number of practical considerations in relation to relinquishing PDF status for both the Company and its shareholders, particularly in respect of taxation. The tax consequences are discussed in part 5 of the Explanatory Notes. A key issue of shareholders is that of the taxation treatment of gains and losses on future disposals of shares held in the Company. While the Company is a PDF shareholders are exempt from tax on any gains on disposal of their shares; however if the Company ceased to be a PDF, any gains made after the Company ceased to be a PDF would be taxable. The market value of the shares at the time of deregistration becomes the cost base of the shares for future capital (or revenue) gain or loss purposes.

This is addressed in further detail in the attached Explanatory Notes. Shareholders are advised to seek independent advice in relation to their own particular circumstances.

The meeting will be held at the ASX Theatrette, 530 Collins Street, Melbourne, Victoria on Thursday, 22 January 2004 at 3.00pm.

If you are attending this meeting, please bring this letter with you to facilitate registration into the meeting.

If you are unable to attend the meeting, you are encouraged to complete the enclosed proxy form. The proxy form should be returned in the envelope provided or faxed to our share registry on (03) 9473 2555 so that it is received by 3.00pm on Wednesday, 21 January 2004. Alternatively it should be returned to the Company's Registered Office, Level 6, Baker Heart Research Building, Commercial Road, Melbourne, Vic, 3004 or faxed to (03) 9510 5955.

Corporate shareholders will be required to complete a "Certificate of Appointment of Representative" to enable a person to attend on their behalf. A form of this certificate may be obtained from the Company's share registry.

I look forward to your attendance at the meeting.

Yours sincerely,

Peter T Bartels
Chairman
18 December 2003

Encl:

starpharma

Starpharma Pooled Development Ltd

ABN 20 078 532 180

Mark this box with an 'X' if you have made any changes to your address details (see reverse) [X]

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

000001
MR JOHN SMITH
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

SPL

I 1234567890 I ND

Appointment of Proxy

I/We being a member/s of Starpharma Pooled Development Ltd and entitled to attend and vote hereby appoint

[X] the Chairman of the Meeting (mark with an 'X') **OR** [ ] Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Starpharma Pooled Development Ltd to be held at the ASX Theatrette, 530 Collins Street, Melbourne, Victoria on Thursday, 22 January 2004 at 3.00pm and at any adjournment of that meeting.

Voting directions to your proxy - please mark [X] to indicate your directions

		For	Against	Abstain*
Item 1	Revocation of registration as a Pooled Development Fund	[ ]	[ ]	[ ]
Item 2	Change of Company name	[ ]	[ ]	[ ]

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

[X] Mark with an 'X' if you wish to appoint a second proxy. **AND** [ ] % **OR** [ ] State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
[ ]	[ ]	[ ]
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date / /

SPL 1 PR

SPL_WIP_100440/000001/000002/i

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 24 hours before the commencement of the meeting at 3.00pm on Thursday, 22 January 2004. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Starpharma Pooled Development Ltd share registry at the address opposite:

Starpharma Pooled Development Ltd share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia
Facsimile (03) 9473 2555

STARPHARMA POOLED DEVELOPMENT LIMITED

ACN 078 532 180

Notice of general meeting to be held at the ASX Theatrette, 530 Collins Street, Melbourne, Victoria at 3.00pm on Thursday 22 January 2003

This is an IMPORTANT DOCUMENT and requires your attention.
If you are in any doubt as to how to deal with it, please consult your financial or other professional adviser.

Notice of Meeting

Notice is given that a general meeting of the shareholders of Starpharma Pooled Development Limited ACN 078 532 180 (**Starpharma** or **Company**) will be held at **the ASX Theatrette, 530 Collins Street, Melbourne, Victoria at 3.00pm** on **Thursday, 22 January 2004.**

Business

1. Revocation of registration as a Pooled Development Fund

To consider and if thought fit to pass the following resolution as an ordinary resolution:

> That the shareholders approve the Company applying, if the directors choose to do so, at any time prior to the next annual general meeting of the Company, to the PDF Registration Board pursuant to section 46(1) of the Pooled Development Funds Act 1992 (Cth) to have the Company's pooled development fund registration declaration revoked.

2. Change of Company name

Subject to resolution 1 being passed by shareholders, to consider and if thought fit to pass the following resolution as a special resolution:

> Subject to the revocation of the Company's pooled development fund registration declaration, that the Company change its name to Starpharma Holdings Limited.

Voting Entitlements

For the purpose of the Corporations Act, the Company has determined that all securities of the Company that are quoted securities at 7.00pm Australian Eastern Standard Time on 20 January 2004 will be taken, for the purpose of the Meeting, to be held by the persons who held them at the time.

Proxies

A shareholder has the right to appoint a proxy, who need not be a shareholder of the Company. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the percentage of votes each proxy is appointed to exercise. The Proxy Form must be deposited 24 hours prior to the commencement of the meeting, at the share registry of the Company, Computershare Investor Services Pty Limited, located at Level 12, 565 Bourke Street, Melbourne, Vic, 3000 or at the Company's Registered Office, Level 6, Baker Heart Research Building, Commercial Road, Melbourne, Vic, 3004 or by facsimile to Computershare on (03) 9473 2555 or to the Company on (03) 9510 5955.

If you appoint the chairperson of the meeting, or fail to appoint anyone, as your proxy and do not indicate how you wish to vote on the resolution, the chairperson will vote, as proxy for you, in favour of the resolution.

The sending of a proxy form will not prevent you from attending or voting at the general meeting.

BY ORDER OF THE BOARD

B P Rogers
Company Secretary
18 December 2003

Explanatory Notes

These explanatory notes are provided to explain the resolution to be considered at the general meeting of the Company's shareholders to be held at **the ASX Theatrette, 530 Collins Street, Melbourne, Victoria** at **3.00pm** on **Thursday, 22 January 2004**. These explanatory notes are included with and form part of the notice of meeting.

1. Background

The Company is a publicly listed company, registered under the Pooled Development Funds Act 1992 (Cth) (the **PDF Act**).

As a pooled development fund (**PDF**), the Company is required to comply with the investment guidelines and other rules imposed by the PDF Act. Your directors believe that these guidelines and rules limit the investment options of the Company as well as its ability to participate in initiatives to grow and develop the Company.

Accordingly, your approval is being sought to give your directors the discretion to elect to have the Company apply for its PDF registration to be revoked. This will give your directors maximum flexibility to explore all opportunities for the growth and development of the Company and to maximise shareholder returns.

2. Resolution 1

The proposal before shareholders is to approve the Company applying for deregistration as a PDF under the PDF Act, if the directors choose to do so, at any time prior to the next annual general meeting.

There is no formal requirement that shareholders approve an application by the Company to the PDF Board for deregistration. However your directors have decided to put the deregistration proposal before shareholders, by way of ordinary resolution, for a number of reasons. These include:

- as the Company has been a PDF since 1997, a number of shareholders may have subscribed for or acquired shares in the Company on the basis of its PDF status;
- the revocation of a PDF registration declaration is irreversible – once revoked, the Company will never again be eligible for PDF status; and
- revocation of PDF status has consequences (including potential tax consequences) both for the Company and for its shareholders (see below).

The proposed resolution gives your directors the flexibility to choose to apply for deregistration as a PDF at any time prior to the next AGM. Therefore, if shareholders pass the resolution, the actual application for deregistration may not be made for some time, if at all. Your directors will announce to ASX once a decision is made and will separately write to shareholders informing you of this decision.

2.1 Process of PDF Deregistration

Section 46(1) of the PDF Act allows the Company, as a registered PDF, to apply in writing to the PDF Registration Board to have its registration declaration revoked. The Company is required to notify its shareholders, in writing, that it has made the application and must also notify its shareholders, in writing, of the revocation as soon as practicable after it becomes aware that it has ceased to be a PDF.

2.2 Background to PDF status

The Company was registered as a PDF under the PDF Act on 23 July 1997. Its stated preferred investment is in companies whose activities are directed towards dendrimer based research, development and commercialisation.

As a PDF, the Company qualifies for concessional tax rates and tax treatment under the PDF Act. These concessions are given to PDFs to encourage the flow of private equity capital to finance the growth and development of small or medium-sized Australian companies (SMEs).

2.3 Rationale for Deregistration as a PDF

Despite the tax concessions afforded to the Company and its shareholders under the PDF regime, your directors believe that the investment guidelines and compliance rules under the PDF Act limit the investment options of the Company as well as its ability to participate in initiatives to grow and develop the Company.

The aspects of the PDF Act investment guidelines that your directors feel have this effect include the following:

- The restrictions on investing in overseas companies or conducting follow-on investments in Australian companies that have migrated offshore. The Company invested in Dendritic Nanotechnologies (known as DNT) which has since relocated to the US. As a PDF, the Company is restricted from increasing its investment in DNT or participating in any capital raisings or US-based "spin offs".
- The restrictions on investing in companies whose total assets are greater than $50 million. This severely limits the range of companies that the Company can invest in.
- The restrictions on making "secondary purchases" of securities in companies. This means that the Company may only undertake investments where it is subscribing for new capital – it cannot acquire shares from existing shareholders. This means the Company would be restricted from acquiring secondary securities at potentially attractive prices.

2.4 Consequences of deregistration

There are various consequences for both the Company and its shareholders if the Company's PDF registration declaration is revoked. These consequences are described below in:

- Section 4 – General Consequences of Deregistration; and
- Section 5 – Tax Consequences of Deregistration.

These descriptions are provided to help shareholders decide whether or not to vote for or against the resolutions. The descriptions are general in nature and are not intended to be advice and should not be relied upon as such.

Individual shareholders may be impacted differently by the proposed deregistration of the Company as a PDF, particularly in respect of tax. On this basis, your directors recommend that you seek independent financial advice should you be uncertain of the implications.

3. Resolution 2

The proposal before shareholders is to approve a change in the name of the company from "Starpharma Pooled Development Limited" to "Starpharma Holdings Limited". If passed, the resolution would only effect the name change as and when the Company ceased to be a PDF.

Your directors have proposed that, should the Company cease to be a PDF, the Company should change its name to signify its move away from its Pooled Development Fund heritage.

The Board believes that the Company should adopt the name Starpharma Holdings Limited.

4. General Consequences of Deregistration

Some of the consequences that arise as a result of the Company's PDF registration declaration being revoked are as follows:

(a) the Company will no longer be subject to the reporting and other requirements imposed under the PDF Act; and

(b) the Company will no longer be subject to the restrictions imposed under the PDF Act on its investment and capital raising activities and will not need to obtain PDF Registration Board approval before entering into certain transactions.

5. Tax Consequences of Deregistration

There will also be a number of taxation consequences for the Company and its shareholders if the Company's PDF registration declaration is revoked. Some of these consequences are described in the following general summary which compares the different positions of the company and its shareholders depending on whether or not the Company is registered as a PDF. As mentioned above, the summary is general in nature. It does not cover all situations and should not be viewed as constituting specific advice. Shareholders should seek their own professional advice before making a decision.

5.1 Consequences for the Company

(a) Income Tax Rates

Company registered as a PDF

If the Company is a PDF for the entire income year, its taxable income for the year is divided into two components. Its "SME income component" is taxed at the rate of 15% and its "unregulated investment component" is taxed at the rate of 25%.

Company not registered as a PDF

If the Company is deregistered as a PDF, its entire taxable income for the year in which it ceases to be a PDF and for subsequent years will be taxed at the general corporate tax rate (currently 30%).

(b) Tax Losses

Company registered as a PDF

The Company can only deduct tax losses it has made as a PDF in previous years if it is a PDF throughout the later income years in which those losses are sought to be deducted.

Company not registered as a PDF

If the Company ceases to be a PDF, such tax losses will no longer be deductible. At this stage the Company does not have any tax losses that would be affected by the change in PDF status.

Tax losses of the Company's subsidiaries would not be affected by the Company ceasing to be a PDF.

(c) Venture capital franking

Company registered as a PDF

While it is a PDF, the Company can maintain a venture capital franking account. This account may be credited with tax payments that are reasonably attributable to CGT events happening in relation to its qualifying investments in SMEs. The Company would be able to use any credits in such an account to venture capital frank any dividends it might pay in the future. These dividends are of benefit to "relevant venture capital investors" (see 6.2(b) below).

Company not registered as a PDF

If the Company ceases to be a PDF, it will not be able to maintain a venture capital franking account or pay venture capital franked dividends.

(d) Ability to consolidate

Company registered as a PDF

A PDF is unable to be a member of a consolidated group under the taxation laws. The Company is, therefore, unable to form a group with its subsidiary members while it remains registered as a PDF.

Company not registered as a PDF

If the Company ceases to be a PDF, it would no longer be prevented from forming a consolidated group with its subsidiary members. There may be potential advantages of electing to consolidate because, among other things, transactions (eg payments of dividends and transfers of assets) between members of the group are generally ignored for tax purposes. Furthermore, subject to satisfying certain requirements, the tax losses of its subsidiary members may be able to be transferred to it as the head company of the group and utilised in accordance with the specified loss utilisation rules.

(e) Acquisitions

Company registered as a PDF

The ability of the Company to undertake potential acquisitions by way of a "scrip for scrip" offer may be significantly hindered where the Company is a PDF.

Company not registered as a PDF

If the Company ceases to be a PDF, it will be able to undertake "scrip for scrip" offers. Furthermore, provided certain conditions are satisfied, shareholders in a target company may be entitled to claim capital gains tax ("CGT") roll-over relief where they exchange their shares in the target company for shares in the Company. This would make a potential acquisition by the Company under a "scrip for scrip" offer more attractive to target shareholders.

5.2 Consequences for Shareholders

This section outlines some of the taxation consequences that arise for shareholders of the Company. It only focuses on the position of certain shareholders, namely resident individuals, resident companies and complying superannuation funds. It does not address the position of other shareholders, such as trustees and non-residents.

(a) Disposal of shares in the Company

Company registered as a PDF

Gains and losses made by shareholders on the sale or disposal of shares in a company that is a PDF at the time of the sale or disposal are disregarded for CGT purposes. They are also exempt from income tax and are not deductible.

Company not registered as a PDF

If the Company is deregistered as a PDF, the shareholders will be deemed to have disposed of their shares in the Company immediately before it ceases to be a PDF and to have immediately re-acquired the shares for their market value. The deemed sale or disposal will not, by itself, give rise to any tax liabilities for the shareholders.

The shares deemed to have been reacquired, however, will no longer be treated as PDF shares and gains and losses on the future sale or disposal of such shares will, therefore, no longer be disregarded. Depending on their particular circumstances, shareholders will generally need to account for future gains and losses (above or below the market value at the time of de-registration) upon the eventual sale or disposal of such shares under either the CGT rules (where they are held on capital account) or the general income tax rules (where they are held as trading stock or otherwise on revenue account). The following discussion focuses on the position of shareholders that hold their shares on capital account. Different consequences may apply to shareholders that hold their shares as trading stock or otherwise on revenue account.

For shareholders that hold their shares on capital account, a capital gain will arise from the disposal of the shares where the capital proceeds from the disposal exceed the cost base of the shares. A capital loss will arise where the capital proceeds from the disposal are less than the reduced cost base of the shares. The cost base and reduced cost base of the shares will be based on the market value of the shares immediately after the Company ceased to be a PDF.

Provided they have held their shares for at least 12 months from the date of the deemed reacquisition, individual shareholders and complying superannuation funds (but not companies) may be eligible to reduce any capital gain arising from the disposal of their shares by a "CGT discount" of 50% (for individuals) or 33 1/3% (for complying superannuation funds).

(b) Dividends

Company registered as a PDF

Resident shareholders are exempt from tax on unfranked dividends that are paid by the Company at a time when it is registered as a PDF.

In general, resident shareholders are also exempt from tax on franked dividends that are paid by the Company at such time. No franking credits are available in respect of these exempt dividends.

Resident shareholders, however, also have the choice of being assessed on franked dividends. In such a case, they will generally be required to also include the franking credits allocated to such dividends in their assessable income and they will be entitled to tax offsets for these franking credits. This option can benefit resident shareholders who pay tax at a rate that is lower than the general corporate tax rate of 30% as they will be able to offset the credit against tax on other income and may be entitled to refunds for excess franking credits. It would also benefit resident corporate shareholders, as they will obtain credits in their franking accounts equal to the amount of the franking credits allocated to the dividends. This will enable them to pass these dividends on to their shareholders as franked dividends.

Shareholders that are "relevant venture capital investors" (namely certain superannuation entities such as non-self managed complying superannuation funds) are exempt from tax in respect of dividends that are franked with "venture capital franking credits". These shareholders are, nevertheless, generally entitled to benefit from the venture capital franking credits allocated to such dividends.

Note that there are various anti-avoidance provisions in the tax legislation which deny shareholders the benefit of franking credits. This includes a "45 day holding period rule" which broadly provides that, unless a specific exemption applies, shareholders will only be able to benefit from franking credits where they have held their shares in a company "at risk" for at least 45 days.

Company not registered as a PDF

Dividends paid by the Company after it ceases to be a PDF will be included in the assessable income of resident shareholders.

Resident shareholders will also generally be required to include any franking credits allocated to such dividends in their assessable income and will be entitled to tax offsets for such franking credits assuming they satisfy the 45 day holding period rule.

Companies that receive franked dividends would be entitled to credit their franking accounts with an amount equal to the franking credit.

Enquiries 03 5177 3988

Issue date 14 May 04

RECEIVED

2004 OCT 20 A 9:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASIC

Australian Securities & Investments Commission

Company Statement

Extract of particulars - s346A(1) Corporations Act 2001

Check this statement carefully

You are legally obligated to ensure that all your company details are complete and correct. This is required under s346C (1) and/or s346B and s346C (2) of the Corporations Act 2001.

You must check this statement carefully and inform ASIC of any changes or corrections immediately. **Do not return this statement.** You must notify ASIC within 28 days after the date of change, and within 28 days after the date of issue of your annual company statement. Late lodgement of changes will result in late fees.

ACN 078 532 180

FOR STARPHARMA HOLDINGS LIMITED

REVIEW DATE: **13 May 04**

You must notify ASIC of any changes to company details — Do not return this statement

www.asic.gov.au/ easylodge Log in with your Corporate Key: **39125694**

Use Form 484 to make changes to company details. **Use Form 492** if you've already notified ASIC of changes but they are not shown correctly in this statement.

Phone if you've already notified ASIC of changes but they are not shown correctly in this statement. Ph: 03 5177 3988

Use your agent.

Company statement

These are the current company details held by ASIC. You must check this statement carefully and inform ASIC of any changes or corrections immediately. Late fees apply. **Do not return this statement.**

1 **Registered office**
'BAKER HEART RESEARCH BUILDING' L 6 COMMERCIAL ROAD PRAHRAN VIC 3181

2 **Principal place of business**
'BAKER HEART RESEARCH BUILDING' L 6 COMMERCIAL ROAD PRAHRAN VIC 3181

3 **Officeholders**

Name: PETER TASMAN BARTELS
Born: MELBOURNE VIC
Date of birth: 04/01/1941
Address: 3678 POINT NEPEAN ROAD PORTSEA VIC 3944
Office(s) held: DIRECTOR, APPOINTED 06/08/2003

Name: ROSS DOBINSON
Born: BUNDABERG QLD
Date of birth: 18/03/1952
Address: 32 CHARNWOOD ROAD ST KILDA VIC 3182
Office(s) held: DIRECTOR, APPOINTED 13/05/1997

These details continue on the next page

Name: PETER JAMES JENKINS
Born: MELBOURNE VIC
Date of birth: 08/02/1946
Address: 6 GRANDVIEW GROVE PRAHRAN VIC 3181
Office(s) held: DIRECTOR, APPOINTED 13/05/1997

Name: BERNARD PATRICK ROGERS
Born: MILDURA VIC
Date of birth: 21/07/1948
Address: 25 HODDLE STREET ELSTERNWICK VIC 3185
Office(s) held: SECRETARY, APPOINTED 03/02/1998

Name: LEON GORR
Born: MELBOURNE VIC
Date of birth: 19/09/1944
Address: UNIT 2 223 DOMAIN ROAD SOUTH YARRA VIC 3141
Office(s) held: DIRECTOR, APPOINTED 01/05/2000

Name: PETER MALCOLM COLMAN
Born: ADELAIDE SA
Date of birth: 03/04/1944
Address: 74 HOTHAM STREET EAST MELBOURNE VIC 3002
Office(s) held: DIRECTOR, APPOINTED 13/05/1997

Name: JOHN WILLIAM RAFF
Born: WERRIBEE VIC
Date of birth: 30/06/1949
Address: 77 THE STRAND NEWPORT VIC 3015
Office(s) held: DIRECTOR, APPOINTED 05/04/2000

4 Company share structure

Share class	Shares description	Number issued	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY	88,900,000	$33,034,058.00	$ 0.00

5 Members

Name: HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED ACN 003 094 568
Address: GPO BOX 5302 SYDNEY NSW 2001

Share class	Total number held	Fully paid	Beneficially held
ORD	1,033,248	Yes	Yes

These details continue on the next page

Company statement continued

Name: NATIONAL NOMINEES LIMITED ACN 004 278 899
Address: GPO BOX 1406M MELBOURNE VIC 3001

Share class	Total number held	Fully paid	Beneficially held
ORD	2,128,832	Yes	Yes

Name: UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD ACN 004 910 374
Address: GPO BOX 1257L MELBOURNE VIC 3001

Share class	Total number held	Fully paid	Beneficially held
ORD	2,118,000	Yes	Yes

Name: A.P.V. NOMINEES PTY. LTD. ACN 004 930 929
Address: 9 BELVEDERE KEW VIC 3101

Share class	Total number held	Fully paid	Beneficially held
ORD	800,000	Yes	Yes

Name: APPLECROSS SECRETARIAL SERVICES PTY. LTD. ACN 005 127 524
Address: LEVEL 21 385 BOURKE STREET MELBOURNE VIC 3000

Share class	Total number held	Fully paid	Beneficially held
ORD	1,077,000	Yes	Yes

Name: JAGEN PTY. LTD. ACN 005 137 851
Address: LEVEL 9 SOUTH 161 COLLINS STREET MELBOURNE VIC 3000

Share class	Total number held	Fully paid	Beneficially held
ORD	800,000	Yes	Yes

Name: DAPALI PROPRIETARY LIMITED ACN 005 612 260
Address: LEVEL 11 350 COLLINS STREET MELBOURNE VIC 3000

Share class	Total number held	Fully paid	Beneficially held
ORD	1,070,000	Yes	Yes

Name: QUEENSLAND INVESTMENT CORPORATION
Address: NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD 4001

Share class	Total number held	Fully paid	Beneficially held
ORD	2,000,000	Yes	Yes

These details continue on the next page

Company statement continued

Name: ESPASIA PTY. LTD. ACN 057 517 825
Address: 32 CHARNWOOD ROAD ST KILDA VIC 3182

Share class	Total number held	Fully paid	Beneficially held
ORD	3,505,289	Yes	Yes

Name: ARRAN BAY PTY. LTD. ACN 060 737 297
Address: LEVEL 27 385 BOURKE STREET MELBOURNE VIC 3000

Share class	Total number held	Fully paid	Beneficially held
ORD	4,310,800	Yes	Yes

Name: GILRIDGE PTY. LTD. ACN 074 149 063
Address: PARK CENTRAL UNIT 1006 469 ST KILDA ROAD MELBOURNE VIC 3004

Share class	Total number held	Fully paid	Beneficially held
ORD	4,025,250	Yes	Yes

Name: AG-SUN TECHNOLOGIES PTY. LTD. ACN 074 438 092
Address: 343 ROYAL PARADE PARKVILLE VIC 3052

Share class	Total number held	Fully paid	Beneficially held
ORD	625,000	Yes	Yes

Name: DAVAMBROS PTY. LTD. ACN 075 575 601
Address: CHARLES ANZARUT PHILLIPS FOX 120 COLLINS STREET MELBOURNE VIC 3000

Share class	Total number held	Fully paid	Beneficially held
ORD	2,420,250	Yes	Yes

Name: SHEILA GAIL JENKINS
Address: 6 GRANDVIEW GROVE PRAHRAN VIC 3181

Share class	Total number held	Fully paid	Beneficially held
ORD	905,250	Yes	Yes

Name: PETER MALCOLM COLMAN
Address: 74 HOTHAM STREET EAST MELBOURNE VIC 3002

Share class	Total number held	Fully paid	Beneficially held
ORD	5,982,482	Yes	Yes

These details continue on the next page

Company statement continued

Name: JOHN WILLIAM RAFF
Address: 77 THE STRAND NEWPORT VIC 3015

Share class	Total number held	Fully paid	Beneficially held
ORD	3 627 831	Yes	Yes

Name: BARRY MATTHEWS
Address: 9 ROY ROAD OLINDA VIC 3788

Share class	Total number held	Fully paid	Beneficially held
ORD	1 919 045	Yes	Yes

Name: RUTH RAIE HOLAN
Address: 86 WERE STREET BRIGHTON VIC 3186

Share class	Total number held	Fully paid	Beneficially held
ORD	2 051 045	Yes	Yes

Name: HUGO FRIJLINK
Address: 35 ADA STREET BIG PATS CREEK VIC 3799

Share class	Total number held	Fully paid	Beneficially held
ORD	1 048 069	Yes	Yes

Name: NATALIE JANE LE SUEUR
Address: 32 CHARNWOOD ROAD ST KILDA VIC 3182

Share class	Total number held	Fully paid	Beneficially held
ORD	1 200 000	Yes	Yes

You must notify ASIC within 28 days of the date of change, and within 28 days of your review date. Late lodgement of changes will result in late fees.

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: STARPHARMA HOLDINGS LTD

ACN/ABN: 078 532 180

Corporate key: 39125694

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: BEN ROGERS

ASIC registered agent number (if applicable): 16878

Telephone number: 03-8532-2704

Postal address: PO BOX 6535 ST KILDA RD CENTRAL VIC 8008

Total number of pages including this cover sheet: 6

Please provide an estimate of the time taken to complete this form.
1 hrs 30 mins (INCL. ATTEMPTS TO LODGE ONLINE)

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: BERNARD PATRICK ROGERS

Capacity
☐ Director
☒ Company secretary

Signature: [signature]

Date signed: 07/07/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☑ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☑ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	13,335,000	$0-52	0
ORD	9,000,000	$0-84	0

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

15/09/03

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY FULLY PAID SHARES	111,235,000	46,821,955	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

15/09/03

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☑ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

Refer Attached Annexure A.

/ ANNEXURE A page 1

STARPHARMA HOLDINGS LIMITED
TOP 40 SECURITY HOLDERS ORD/ORDINARY FULLY PAID SHARES

(0668/0688)
AS AT 30/06/04

NAME	UNITS AS AT 1/06/04	VARIANCE	UNITS AT 30/06/04	% I/C	RANK
NATIONAL NOMINEES LTD GPO BOX 1406M MELBOURNE VIC 3001	12736404	6500 0.05%	12742904	11.46	1
MR PETER MALCOLM COLMAN 74 HOTHAM STREET EAST MELBOURNE VIC 3002	5982482	0 0.00%	5982482	5.38	2
ANZ NOMINEES LIMITED GPO BOX 2842AA MELBOURNE VIC 3001	5444740	-190365 -3.50%	5254375	4.72	3
WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW 2000	4078550	330500 8.10%	4409050	3.96	4
ARRAN BAY PTY LTD LEVEL 27 385 BOURKE STREET MELBOURNE VIC 3000	4192000	-146000 -3.48%	4046000	3.64	5
MR JOHN WILLIAM RAFF 77 THE STRAND NEWPORT VIC 3015	3627831	0 0.00%	3627831	3.26	6
ESPASIA PTY LTD 32 CHARNWOOD ROAD ST KILDA VIC 3182	3505289	0 0.00%	3505289	3.15	7
QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD 4001	3175000	0 0.00%	3175000	2.85	8
GILRIDGE PTY LTD PARK CENTRAL 1006/469 ST KILDA ROAD MELBOURNE VIC 3004	3025250	0 0.00%	3025250	2.72	9
BIOTECH CAPITAL LTD C/- TITAN BIOVENTURES LEVEL 29 ALLENDALE SQUARE 77 ST GEORGES TERRACE PERTH WA 6000	3000000	0 0.00%	3000000	2.70	10

This is Annexure A of 3 pages referred to in form 484 - changes to Company Details

B.P. Rogers
26.07.04

STARPHARMA HOLDINGS LIMITED (0668/0688)

TOP 40 SECURITY HOLDERS ORD/ORDINARY FULLY PAID SHARES AS AT 30/06/04

NAME	UNITS AS AT 1/06/04	VARIANCE	UNITS AS AT 30/06/04	% I/C	RANK
CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC 3001	2488775	-204000 -8.20%	2284775	2.05	11
UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD GPO BOX 1257L MELBOURNE VIC 3001	1102600	870400 78.94%	1973000	1.77	12
MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LTD LEVEL 41 120 COLLINS STREET MELBOURNE VIC 3000	1233372	9300 0.75%	1242672	1.12	13
J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE SYDNEY NSW 2001	1227151	0 0.00%	1227151	1.10	14
APPLECROSS SECRETARIAL SERVICES PTY LTD <L GORR FAMILY A/C> LEVEL 21 385 BOURKE STREET MELBOURNE VIC 3000	1077000	0 0.00%	1077000	0.97	15
KENNETH NOMINEES PTY LTD <RAYSE SUPER FUND A/C> PO BOX 7 DOREEN VIC 3754	1000000	0 0.00%	1000000	0.90	16
MRS JOHANNA FRIJLINK 35 ADA STREET BIG PATS CREEK VIC 3799	24000	883069 ******%	907069	0.82	17
MR BARRY MATTHEWS 9 ROY ROAD OLINDA VIC 3788	859045	0 0.00%	859045	0.77	18
DAPALI PTY LTD LEVEL 10 350 COLLINS ST MELBOURNE VIC 3000	850480	0 0.00%	850480	0.76	19

STARPHARMA HOLDINGS LIMITED (0668/0688)
TOP 40 SECURITY ... DERS ORD/ORDINARY FULLY PAID SHARES AT 30/06/04

NAME	UNITS AS AT 1/06/04	VARIANCE		UNITS AS AT 30/06/04	% I/C	RANK
BULLANT DEVELOPMENTS PTY LTD PO BOX 7 DOREEN VIC 3754	800000	0.00%	0	800000	0.72	20
*** TOP 20 SUBTOTAL ***	59429969			60989373	54.82	
COROLLA PTY LTD <CROMPTON FAMILY A/C> 16 ANDERSON WALK KENSINGTON VIC 3031	800000	0.00%	0	800000	0.72	21
MRS SHEILA GAIL JENKINS 6 GRANDVIEW GROVE EAST PRAHRAN VIC 3181	755250	0.00%	0	755250	0.68	22
MS RUTH RAIE HOLAN 86 WERE STREET BRIGHTON VIC 3186	701045	0.00%	0	701045	0.63	23
AG-SUN TECHNOLOGIES PTY LTD 77 THE STRAND NEWPORT VIC 3015	625000	0.00%	0	625000	0.56	24
DAVAMBROS PTY LTD <THE DAVAMBROS A/C> C/- CHARLES ANZARUT PHILLIPS FOX 120 COLLINS STREET MELBOURNE VIC 3000	560708	0.00%	0	560708	0.50	25
AG-SUN TECHNOLOGIES PTY LTD 343 ROYAL PARADE PARKVILLE VIC 3052	500000	0.00%	0	500000	0.45	26
MR ANTHONY HYAMS 6 ROBERTSON STREET TOORAK VIC 3142	486873	0.00%	0	486873	0.44	27
DENBOOT PTY LTD <MAINRICH SUPER FUND A/C> 57 SUTTON STREET CHELMER QLD 4068	447250	0.00%	0	447250	0.40	28
APPLECROSS SECRETARIAL SERVICES PTY LTD LEVEL 21 385 BOURKE STREET MELBOURNE VIC 3000	437500	0.00%	0	437500	0.39	29

starpharma

Commentary on results for year ended 30 June 2003

Starpharma Pooled Development Limited today announced financial results for the full year ending June 30 2003. The Company had cash reserves of $7.8 million at year end, and on 10th September 2003 announced a share placement with leading Australian institutions raising additional capital of $6.9 million before expenses. These cash resources put Starpharma in a solid position to advance its development programs over the next three years.

Significant developments for the company in the past year include:

- **Success of US FDA Application for Human Trials of VivaGel™**

On 30th June 2003 the Company announced the submission of an Investigational New Drug (IND) application to the US Food and Drug Administration for permission to commence human clinical trials of a new dendrimer nano-drug product - VivaGel™ - a microbicide developed to be used as a preventative against the transmission of HIV during sexual intercourse. Clearance to proceed with the trials was announced on 31st July 2003, making this the first dendrimer based nano-structure to proceed through the US regulatory system into human clinical trials. The project was managed by Starpharma's in house team and it is a major achievement for an Australian based biotechnology company to take a completely new class of chemical entity through the US regulatory system. The initial Phase I clinical trials will be conducted in Australia. The area of microbicides is now recognized as a major opportunity for HIV prevention and the project has received strong worldwide interest.

- **Establishment of DNT**

Dendritic Nanotechnologies Inc. is now an incorporated US entity in which Starpharma has a 49.99% equity interest. The transaction for conversion of the DNT initiative into a US registered company was approved by the Pooled Development Fund (PDF) Board, enabling Starpharma to maintain its status as a registered PDF, whilst retaining a significant equity interest in an overseas company. Starpharma also has commercialization rights to pharmaceutical applications of current and future DNT intellectual property. DNT has been recognised as a substantial participant in the development of nanotechnologies in the US, and has received significant grant income from the US Army and other sources. A unique range of dendrimer research products supplied by DNT is being marketed and sold through leading chemicals supplier, Sigma-Aldrich. DNT is also continuing to generate new intellectual property in areas such as lower cost dendrimer-like structures, application of dendrons to drug delivery, quantum dot stabilization, signal amplification, and selectively permeable membrane applications.

DNT has successfully attracted a team of high profile individuals with extensive commercial experience including:

Dr Charles Burke – CEO. Dr Burke has previous experience in the start-up and management of successful US biotechnology companies.

Mr Gifford E. Brown, former Vice-President of Planning & Finance and CFO of Dow Corning, is now the CFO of DNT.

Mr Richard Hazleton, former President and CEO of Dow Corning is a Director of DNT.

Starpharma established DNT with a total capital investment of A$3.8 million and DNT is a significant asset of Starpharma with considerable growth potential.

- **Appointment of Chairman**

Mr Peter Bartels was appointed as a Director of the Company and elected Chairman of the Board on 6th August 2003. Mr Bartels was previously CEO and Managing Director of Coles Myer Ltd and before that CEO and Managing Director of Fosters Brewing Company Ltd. He has also had broad-based experience in the pharmaceutical industry in previous roles with DHA Pharmaceuticals and Abbott Laboratories.

The previous Chairman, Mr Richard Oliver had been Chairman of Starpharma since its establishment in 1996 until his retirement, and has made a substantial contribution to the success of Starpharma.

Starpharma has the intellectual property, skills, resources and support base to continue to develop as an internationally competitive biotechnology company.

Starpharma Pooled Development Limited (ASX:SPL) is a registered pooled development fund with investments in wholly owned subsidiary biopharmaceutical companies focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. SPL also has a 49.9% equity in a US based company – Dendritic Nanotechnologies Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald Tomalia.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

www.starpharma.com

starpharma

STARPHARMA POOLED DEVELOPMENT Limited
ABN 20 078 532 180

ASX Preliminary final report – 30 June 2003

Lodged with the ASX under Listing Rule 4.3A

Contents

STARPHARMA POOLED DEVELOPMENT Ltd
Year ended 30 June 2003
(Previous corresponding period:
Year ended 30 June 2002)

Results for Announcement to the Market

				$
Revenue from ordinary activities	up/~~down~~	11%	to	1,484,907
Profit/(loss) from ordinary activities after tax attributable to members	~~up~~/down	2%	to	(7,719,783)
Net profit/(loss) for the period attributable to members	~~up~~/down	2%	to	(7,719,783)

Dividends/distributions	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil

Record date for determining entitlements to the dividend | Not Applicable |

No dividends have been paid or declared by the entity since the beginning of the current reporting period.
No dividends were paid for the previous corresponding period.

Explanation of Revenue

Revenue consisted of grant income from a Commonwealth Government R&D START Grant of $839,251 (2002: $383,646), Interest revenue of $558,674 (2002: $943,915), and other revenue of $86,982 (2002: $1,057).

Explanation of Net Profit/(loss)

The consolidated loss of $7,719,783 is after fully expensing all research and development expenditure and patenting costs.

STARPHARMA POOLED DEVELOPMENT Ltd
Preliminary consolidated statement of financial performance
For the year ended 30 June 2003

	Consolidated	
	2003	2002
	$	$
Revenue from ordinary activities	**1,484,907**	1,328,618
Expenses from ordinary activities		
Administration expense	**(2,026,347)**	(2,837,138)
Research and development expense	**(5,713,405)**	(6,227,723)
Occupancy expense	**(439,175)**	(14,836)
Share of results of associates accounted for using the equity method	**(230,530)**	-
Depreciation (plant and equipment)	**(604,642)**	(173,372)
Borrowing	**(15,529)**	-
Other expense from ordinary activities	-	(34,838)
PROFIT (LOSS) FROM OPERATING ACTIVITIES BEFORE TAX	**(7,544,721)**	(7,959,289)
Income tax on ordinary activities	-	-
PROFIT (LOSS) FROM OPERATING ACTIVITIES AFTER TAX	**(7,544,721)**	(7,959,289)
(Profit) Loss attributable to outside equity interest	**(175,062)**	53,158
PROFIT (LOSS) FROM OPERATING ACTIVITIES AFTER TAX	**(7,719,783)**	(7,906,131)

STARPHARMA POOLED DEVELOPMENT Ltd
Preliminary consolidated statement of financial position
As at 30 June 2003

	Consolidated	
	2003	2002
	$	$
ASSETS		
CURRENT ASSETS		
Cash assets	**7,891,543**	17,434,235
Receivables	**420,257**	150,384
Other	**147,540**	252,993
TOTAL CURRENT ASSETS	**8,459,340**	17,837,612
NON CURRENT ASSETS		
Property, plant and equipment	**2,005,400**	947,581
Investments accounted for using the equity method	**250,700**	-
Other	**-**	74,240
TOTAL NON-CURRENT ASSETS	**2,256,100**	1,021,821
TOTAL ASSETS	**10,715,440**	18,859,433
LIABILITIES		
CURRENT LIABILITIES		
Payables	**720,809**	1,243,982
Provisions	**205,729**	178,365
Interest-bearing liabilities	**60,007**	-
Other	**282,243**	170,759
TOTAL CURRENT LIABILITIES	**1,268,788**	1,593,106
NON-CURRENT LIABILITIES		
Interest-bearing liabilities	**203,522**	-
TOTAL NON-CURRENT LIABILITIES	**203,522**	-
TOTAL LIABILITIES	**1,472,310**	1,593,106
NET ASSETS	**9,243,130**	17,266,327
EQUITY		
Contributed equity	**33,034,058**	33,034,058
Foreign currency translation reserve	**(46,609)**	-
Retained profits (Accumulated losses)	**(23,744,319)**	(16,024,536)
Outside equity interests in controlled entities	**-**	256,805
TOTAL EQUITY	**9,243,130**	17,266,327

STARPHARMA POOLED DEVELOPMENT Ltd
Preliminary consolidated statement of cash flows
For the year ended 30 June 2003

	Consolidated	
	2003	2002
	$	$
CASH FLOWS FROM OPERATIONS		
Receipts from trade and other debtors	**86,981**	1,057
Grant Income (Inclusive of GST)	**948,285**	880,109
Interest received	**684,782**	888,419
Interest expense	**(15,529)**	-
Payments to suppliers and employees (Inclusive of GST)	**(8,687,731)**	(9,080,254)
NET CASH INFLOWS (OUTFLOWS) FROM OPERATING ACTIVITIES	**(6,983,212)**	(7,310,669)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash movement on deconsolidation	**(933,239)**	-
Proceeds from sale of property, plant and equipment	**40,411**	-
Payments for property, plant and equipment	**(1,610,181)**	(884,713)
NET CASH INFLOWS (OUTFLOWS) FROM INVESTING ACTIVITIES	**(2,503,009)**	(884,713)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	-	242,151
Share issue transaction costs	-	(25,000)
Lease repayments	**(56,471)**	-
NET CASH INFLOWS (OUTFLOWS) FROM FINANCING ACTIVITIES	**(56,471)**	217,151
NET INCREASE (DECREASE) IN CASH HELD	**(9,542,692)**	(7,978,231)
CASH AT THE BEGINNING OF THE FINANCIAL YEAR	**17,434,235**	25,412,466
CASH AT THE END OF THE FINANCIAL YEAR	**7,891,543**	17,434,235

Material factors affecting the revenues and expenses of the economic entity for the current period

Investigational New Drug application (IND) for VivaGel™
Expenditure for the period included significant abnormal outlays by the controlled entity Starpharma Ltd for Scale-up GMP synthesis, pre-clinical toxicology studies and preparation of a successful Investigational New Drug application (IND) to the US Food and Drug Administration for VivaGel™ a topical microbicide gel containing the dendrimer SPL7013 that has been developed to be used as a preventative against the transmission of HIV during sexual intercourse.

Loss of Control of Dendritic Nanotechnologies Ltd
The issue of new shares in the controlled entity Dendritic Nanotechnologies Ltd ("DNT Ltd") together with a change in the directors and management structure of that entity at the time of its conversion to a US entity on 27th March 2003 resulted a change in the level of control of that entity. From 27th March 2003 DNT Ltd became a wholly owned subsidiary of the US entity Dendritic Nanotechnologies Inc. ("DNT Inc") and the Company held 49.99% of the issued shares in DNT Inc. The revenues and expenses of DNT Ltd have been included in the consolidated results from the beginning of the current period until 27th March 2003. The Directors of the Company have resolved that control in DNT Ltd ceased on 27th March 2003 and that the accounts of DNT Ltd and DNT Inc be excluded from the consolidated accounts from that date.

Material factors affecting the assets, liabilities and equity of the economic entity for the current period

Capital investments
The following capital outlays affected the assets of the Consolidated entity during the period:

- Expenditure of $1,195,769 for fit-out of the new chemistry laboratory and corporate headquarters on Level 6 of the Baker Heart Research Building;
- Equity investment in the then, subsidiary company DNT Ltd and subsequently in the associated company DNT Inc. The amount invested during the current period was $2,507,660 which brought the total investment by the Company in DNT Inc. to $3,868,048 at the end of the current period.
- Write-down of investments in controlled entities of $1,000,000.

DNT Inc – Associated Entity
DNT Inc has been treated as an associated company with effect from 28th March 2003, and the investment in DNT Inc has been valued in the accounts of the consolidated entity at the cost of the investment at that date, less equity accounted losses incurred from that date until the end of the current period.

There were no other material factors affecting the assets, liabilities and equity of the consolidated entity for the current period not otherwise disclosed in this report.

Reconciliation of cash

	Consolidated	
	2003	2002
	$	$
Cash at bank and on hand	**1,444,750**	3,965,225
Deposits at call	**6,446,793**	13,469,010
	7,891,543	17,434,235
Balance of cash as shown in the statement of cash flows	**7,891,543**	17,434,235

DEPOSITS AT CALL

The deposits are bearing floating interest rates of 4.75% (2002: 4.77%).

Cash flow information

	Consolidated	
	2003	2002
	$	$
RECONCILIATION OF NET CASH FLOWS FROM OPERATING ACTIVITIES TO OPERATING PROFIT/(LOSS) AFTER INCOME TAX		
Operating profit/(loss) after income tax	**(7,544,721)**	(7,959,289)
Depreciation and amortisation	**604,642**	173,372
CHANGE IN OPERATING ASSETS AND LIABILITIES, NET OF EFFECTS OF ACQUISITIONS AND DISPOSALS OF ENTITIES		
(Increase) decrease in receivables and other assets	**(260,726)**	154,824
(Increase) decrease in other operating assets	**47,356**	(113,641)
Increase (decrease) in trade creditors	**(184,243)**	149,809
Increase (decrease) in employee provisions	**27,364**	113,497
Increase (decrease) in deferred income	**111,484**	170,759
Share of results of associates accounted for using the equity method	**230,530**	-
Gain on sale of property, plant & equipment	**(14,898)**	-
Net cash inflows (outflows) from operating activities	**(6,983,212)**	(7,310,669)

Income tax

The consolidated entity has recorded a nil income tax expense for the period and has substantial future income tax benefits attributable to controlled entities but not brought to account at balance date because the directors do not believe it appropriate to regard the realisation of the future income tax benefit benefits as virtually certain.

Changes in accounting policies

The accounting policies adopted are consistent with those of the previous year.

Segment note

Business Segments

During the current period the consolidated entity operated in the following business segments:

- Virology – development and commercialisation of dendrimers for prevention and treatment of virus diseases, particularly sexually transmitted diseases.
- Angiogenesis – development and commercialisation of dendrimers that inhibit angiogenesis.
- Other Pharmaceuticals – development of dendrimers with novel pharmaceutical activity.
- Dendritic Nanotechnologies – development and commercialisation of dendrimers and dendritic polymer compounds with applications including pharmaceutical, drug delivery and other potential applications across a broad range of industry sectors.

Geographical Segments

Until the deconsolidation of DNT Inc. on 27th March 2003, the consolidated entity operated in two main geographical regions – Australia and the United States of America. From 28th March 2003 the consolidated entity has operated in the one geographical segment of Australia.

Equity Accounted Investment

The consolidated entity owns 49.99% of DNT Inc. a research, development and commercialisation company located in Michigan, USA which is accounted for using the equity method.

Segment Information – 2003

Primary Basis - Business Segments

REVENUE	Virology	Angiogenesis	Other Pharmaceuticals	Dendritic Nanotechnologies	Unallocated	Consolidated Total
External Revenue	134,700	704,551	-	77,627	568,029	1,484,907
Total Segment Revenue	134,700	704,551	-	77,627	568,029	1,484,907
SEGMENT RESULT						
Profit/(Loss) from Ordinary Activities before Income Tax	(3,216,985)	(966,975)	(1,689,574)	(2,118,634)	272,385	(7,719,783)
DEPRECIATION & AMORTISATION						
Depreciation	214,588	214,588	53,647	68,171	53,648	604,642

LIABILITIES	Virology	Angiogenesis	Other Pharmaceuticals	Dendritic Nanotechnologies	Unallocated	Consolidated Total
Total Segment Liabilities	-	282,243	-	-	1,190,067	1,472,310
ASSETS						
Total Segment Assets	4,437,793	4,437,793	1,109,448	-	730,406	10,715,440
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD						
Property, Plant & Equipment	644,072	644,072	161,018	-	161,019	1,610,181

Secondary Basis - Geographic Segments

	Australia	USA	Consolidated Total
REVENUE			
External Revenue	1,407,280	77,627	1,484,907
SEGMENT RESULT			
Profit/Loss from Ordinary Activities before Income Tax	(5,601,149)	(2,118,634)	(7,719,783)
ASSETS			
Total Segment Assets	10,715,440	-	10,715,440
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD			
Property, Plant & Equipment	1,610,181	-	1,610,181

Segment Information – 2002

Primary Basis - Business Segments

REVENUE	Virology	Angiogenesis	Other Pharmaceuticals	Dendritic Nanotechnologies	Unallocated	Consolidated Total
External Revenue	-	383,646	-	1,057	943,915	1,328,618
Total Segment Revenue	-	383,646	-	1,057	943,915	1,328,618
SEGMENT RESULT						
Profit/(Loss) from Ordinary Activities before Income Tax	(4,104,037)	(1,415,488)	(1,232,156)	(1,089,255)	(118,353)	(7,959,289)
DEPRECIATION & AMORTISATION						
Depreciation	58,618	58,618	14,655	26,827	14,654	173,372
LIABILITIES						
Total Segment Liabilities	-	-	-	66,906	1,284,050	1,350,956

	Virology	Angiogenesis	Other Pharmaceuticals	Dendritic Nanotechnologies	Unallocated	Consolidated Total
ASSETS						
Total Segment Assets	531,562	885,081	737,252	637,740	16,067,798	18,859,433
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD						
Property, Plant & Equipment	259,880	259,880	64,969	235,014	64,970	884,713

Secondary Basis - Geographic Segments

	Australia	USA	Consolidated Total
REVENUE			
External Revenue	1,327,561	1,057	1,328,618
SEGMENT RESULT			
Profit/Loss from Ordinary Activities before Income Tax	(6,870,034)	(1,089,255)	(7,959,289)
ASSETS			
Total Segment Assets	18,221,693	637,740	18,859,433
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD			
Property, Plant & Equipment	649,699	235,014	884,713

Events occurring after balance date

Success of US FDA Application for Human Trials of VivaGel™

On 31st July 2003 the Company announced that it had gained clearance to proceed with human clinical trials of a new dendrimer nano-drug product - VivaGel™ - which has been developed to be used as a preventative against the transmission of HIV during sexual intercourse.

New Chairman

On 6th August 2003 the Company announced the appointment of Mr Peter T. Bartels as a Director and Chairman of the Board, to replace Mr Richard Oliver who resigned on that date.

Share Placement

On 10th September 2003 the Company announced the placement of 13,335,000 new shares at $0.52 per share to Australian institutional and sophisticated investors, raising $6.9 million before issue expenses.

Additional dividend/distribution information

No dividends have been paid or declared by the entity since the beginning of the current reporting period.
No dividends were paid during the previous corresponding period.

Retained Earnings

	2003	2002
	$	$
Retained earnings at the beginning of the financial year	**(16,024,536)**	(8,118,405)
Adjustment resulting from change in accounting policy for providing for dividends	**-**	-
Adjustment resulting from change in accounting policy for profit sharing bonus plans	**-**	-
Net profit (loss) attributable to members of STARPHARMA POOLED DEVELOPMENT Ltd	**(7,719,783)**	(7,906,131)
Transfer from share capital on buy-back of preference shares	**-**	-
Dividends provided for or paid	**-**	-
Retained earnings at the end of the financial year	**(23,744,319)**	(16,024,536)

NTA Backing

	2003	2002
Net tangible asset backing per ordinary share	**$0.10**	$0.19

Controlled entities acquired or disposed of

Disposed of	Dendritic Nanotechnologies Ltd.
Date control lost	27 March 2003
Contribution to profit (loss) from ordinary activities after tax in current period, where material	(2,118,634)
Profit (loss) from ordinary activities after tax during the whole of the previous corresponding period, where material	(1,089,255)

Associates and Joint Venture entities

Name	Ownership interest		Aggregate share of profits/(losses), where material		Contribution to net profit (loss), where material	
	2003 %	2002 %	**2003 $**	2002 $	**2003 $**	2002 $
Dendritic Nanotechnologies Inc.	**49.99**	Nil	**(230,530)**	Nil	**(230,530)**	Nil

Other significant information

Earnings per share

	2003 Cents	2002 Cents
Basic Earnings/(Loss) per share	**(8.6)**	(8.9)
Diluted Earnings/(Loss) per Share	**(8.6)**	(8.6)

Weighted average number of shares used as the denominator

	2003 Number	2002 Number
Weighted average number of shares used as the denominator in calculating basic earnings per share	**88,900,000**	88,900,000

Potential ordinary shares not considered dilutive:

As at 30th June 2003 the company had on issue:

480,000 options over unissued capital exercisable on or before the 31st December 2005 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

200,000 options over unissued capital exercisable on or before the 30th June 2007 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

Audit

This report is based on accounts which are in the process of being audited.

Compliance Statement

This preliminary final report was approved by a resolution of the Board of Directors of the Company on 11th September 2003.

Ben Rogers
Company Secretary
11th September 2003

starpharma

RECEIVED
2004 OCT 20 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 February 2004

HALF YEAR REPORT AND ACCOUNTS FOR PERIOD ENDED 31 DECEMBER 2003

Attached is the Appendix 4D – Half Yearly Report – for Starpharma Pooled Development Limited (ASX:SPL) for the 6 months ended 31 December 2003.

Operating Result

The results for the half year include a 42% reduction in the operating loss of the economic entity during the period, compared with the corresponding period of the previous year. Whilst part of this improvement has resulted from the successful conversion of the former controlled entity Dendritic Nanotechnologies Ltd to a US incorporated associated entity (Dendritic Nanotechnologies, Inc), two thirds of the savings are attributable to reductions in expenditure by the Australian group, as set out in the report.

Cash flows

In the half year period ended 31 December 2002 there was significant capital expenditure relating to the fit out of the group's new corporate headquarters and state of the art chemistry laboratories. There have been no significant capital outlays in the current half year period.

The group's cash position was significantly improved by an issue of 13,335,000 new shares at $0.52 on 10 September 2003 raising $6,605,782 (after issue costs).

The share placement received strong institutional investor support and we are very pleased that the institutional investor base has continued to increase following the fund-raising.

John W Raff
Chief Executive Officer

Starpharma Pooled Development Limited (SPL) is a registered pooled development fund with investments in wholly owned subsidiary biopharmaceutical companies focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. SPL also has a 49.9% equity in a US based company – Dendritic Nanotechnologies, Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald Tomalia.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701
www.starpharma.com

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

starpharma

STARPHARMA POOLED DEVELOPMENT Limited
ABN 20 078 532 180

ASX Half-year information – 31 December 2003

Lodged with the ASX under Listing Rule 4.2A

Contents

STARPHARMA POOLED DEVELOPMENT LIMITED ABN 20 078 532 180
Level 6, Baker Heart Research Building, Commercial Road, Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

Results for Announcement to the Market

				$
Revenue from ordinary activities	up/~~down~~	11%	to	771,341
Profit/(loss) from ordinary activities after tax attributable to members	~~up~~/down	42%	to	(2,379,082)
Net profit/(loss) for the period attributable to members	~~up~~/down	42%	to	(2,379,082)

Dividends/distributions	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil

Record date for determining entitlements to the dividend — Not Applicable

No dividends have been paid or declared by the entity since the beginning of the current reporting period. No dividends were paid for the previous corresponding period.

Explanation of Revenue

Revenue consisted of grant income from a Commonwealth Government R&D START Grant of $508,648 (2002: $353,965), Interest revenue of $257,696 (2002: $326,084), and other revenue of $4,997 (2002: $14,388).

Explanation of Net Profit/(loss)

The consolidated loss of $2,379,082 is after fully expensing all research and development expenditure and patenting costs.

starpharma

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2003 and any public announcements made by Starpharma Pooled Development Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Your directors present their report on the consolidated entity consisting of Starpharma Pooled Development Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2003.

This interim financial report should be read in conjunction with the annual financial report for the year ended 30 June 2003.

Directors

The following persons were directors of Starpharma Pooled Development Limited ("the Company") during the whole of the half-year and up to the date of this report:

P M Colman
R Dobinson
L Gorr
P J Jenkins
J W Raff

R J D Oliver was a director of the Company until his retirement on 6 August 2003.
P T Bartels was appointed as a director of the Company on 6 August 2003.

Review of Operations

The Company is a Pooled Development Fund with investments directed towards the commercialisation of dendrimer nanotechnology, primarily in pharmaceutical applications. The Company has established four wholly-owned subsidiary companies - Angiostar Pty Ltd, Preclin Pty Ltd, Starpharma Pty Ltd, and Viralstar Pty Ltd. At the date of this report Starpharma Pooled Development Ltd also owned 49.99% of the issued shares of Dendritic Nanotechnologies, Inc, a Delaware incorporated company.

<u>New Chairman</u>

Mr Peter Bartels was appointed a director of the Company and elected Chairman of the Board on 6 August 2003 following the retirement of Mr Richard Oliver, who had been Chairman since the establishment of the Company in 1996. Mr Bartels has significant previous board and management experience and also has broad-based experience in the pharmaceutical industry.

<u>Share Placement</u>

On 10 September 2003 the Company announced the placement of 13,335,000 new shares at $0.52 to Australian institutional and sophisticated investors, raising $6.9 million before expenses associated with the issue. These funds are being directed towards the development of the VivaGel™ product and other existing pipeline products in the respiratory, oncology and exotic disease areas.

<u>VivaGel™ Human Trials</u>

VivaGel™ is a product developed by Starpharma Pty Ltd ("Starpharma") to be used as a preventative against the transmission of HIV during sexual intercourse, and was highly successful in preventing infection in monkey trials using a humanized strain of simian immunodeficiency virus (SHIV).

On 31 July 2003 the Company announced that Starpharma had gained clearance to proceed with human clinical trials of VivaGel™ under US Food and Drug Administration (FDA) regulations.

The Company considers the success of the Investigational New Drug (IND) submission to the FDA to be a major achievement as it was the first dendrimer based nano-drug to gain US regulatory clearance for human trials. In addition there have been very few locally developed new chemical entity drugs to proceed to Phase I trials in Australia under the rigorous requirements of the US regulatory system.

On 16 September 2003 the Company announced that Starpharma had signed a clinical trial agreement with Victorian-based company, Institute of Drug Technology Australia Limited (IDT). The agreement provided for IDT to conduct the Phase I human clinical trials on VivaGel™ at CMAX, their Adelaide based clinical trial unit. Commencement of volunteer enrolment for the trials was announced on 13 November 2003 following final ethics approval from the Royal Adelaide Hospital Ethics Committee. The Phase I safety studies are currently underway with the volunteer patients.

Collaboration with AGT Biosciences Limited

On 18 September 2003 the Company announced that Starpharma had entered into a collaboration with ASX-listed drug discovery company AGT Biosciences Limited on a project to develop drug therapies for Type 2 Diabetes. Multivalent dendrimer based molecules are currently being synthesised and tested as part of this collaboration.

Dendritic Nanotechnologies, Inc ("DNT")

The Company has a 49.99% equity interest in DNT and has commercialization rights to pharmaceutical applications relating to DNT's dendrimer intellectual property through Starpharma Pty Ltd.

Significant activities of DNT during the period included the following:

8 October 2003: Investment and Commercialization Success Award from the Michigan Economic Development Corp in recognition of DNT's innovation, marketplace success and contributions to the economy of the State of Michigan.

18 November 2003: The granting of two new US Patents was announced:
Convergent self-branching polymerization – related to novel techniques for production of low cost large dendritic structures, and core shell tecto dendrimers – covering the building of larger nanotech structures using multiple dendrimer arrays. DNT has royalty-free license rights to these and a number of other dendrimer patents on which Dr Donald Tomalia is named as an inventor.

Additional US Army Grant Funding.
DNT, through its relationship with Central Michigan University, continued to benefit from US Army grant funding. Extension of a grant to support The Center for Dendrimer Based Nanotechnology was announced, with DNT receiving benefits through the funds being applied to purchase of state-of-the-art nanoscience equipment, attract key nanoscience experts, and support several subcontracts.

DNT was also advised of its successful application to be a part of the Institute for Soldier Nanotechnology ("ISN"), a consortium managed by Massachusetts Institute of Technology to develop nanotechnology

	for the army of the future. DNT is one of only seven industrial charter members including DuPont, Raytheon, Dow Corning, Nomadics, Carbon Nanotechnologies and Triton Systems to this program. Involvement in the ISN is providing DNT with access to many leading scientists in synergistic technologies, enhancing the ability to address diverse technical opportunities. It has also significantly increased DNT's profile as a key player in nanotechnology in the US.
16 December 2003:	Jean Fréchet, Professor of Chemistry at the University of California Berkeley campus, joined the Board of DNT. Prof Fréchet is an advisor to a number of the world's leading technology and chemical companies and is an international leader in the area of nanotechnology. His appointment as a director is regarded as further evidence of DNT's profile as a significant participant in the US nanotechnology industry.

Summary

Starpharma's lead development product VivaGel™ is advancing well through development and continues to show considerable promise both from a financial and humanitarian point of view. A range of commercial relationships and product extensions based on the active ingredient of VivaGel™ are under consideration. Starpharma also has a number of other nanotechnology based products in its development pipeline in the areas of respiratory diseases, angiogenesis inhibitors and bio-defense agents. Dendrimer nanotechnology is also becoming increasingly important as a versatile linker molecule in applications such as targeted vaccine development, radiotherapy, and drug delivery. A key feature is Starpharma's ability to produce nano-sized molecules (much larger than traditional drugs) to purity and quality specifications required by international regulatory authorities. Starpharma is one of only a few international companies with in-house nanotech GLP (Good Laboratory Practice) analytical facilities meeting US Food and Drug Administration requirements.

The Company's equity investment in DNT is considered to be both a valuable investment and a means of opening up an international profile for Starpharma's technology.

The Company has the expertise, infrastructure, intellectual property and financial resources to enter a new phase of growth as an internationally competitive biologically based nanotech company.

Operating Loss

For the half-year ended 31 December 2003 the consolidated entity incurred an operating loss after income tax of $2,379,082 (31 December 2002: $4,077,351).

Significant Changes in the State of Affairs

In the opinion of the directors there were no significant changes in the state of affairs of the economic entity that occurred during the half-year under review not otherwise disclosed in this report or in the financial statements.

Events Occurring After Balance Date

On 23 January 2004 the Company announced the results of a General Meeting of shareholders convened to consider a proposal to give Directors the discretion to relinquish the company's status as a pooled development fund (PDF). Shareholders voted in support of the proposal, giving the Company the discretion to apply to the PDF Registration Board at any time prior to the Company's next Annual General Meeting (to be held in November 2004) to have its PDF registration declaration revoked. The Company announced that it was not

relinquishing its PDF status at that time, and would only proceed with this course of action if circumstances arose where the Board considered this to be in the best interests of shareholders.

This report is made in accordance with a resolution of the directors.

Peter T Bartels
Director

23rd February 2004
Melbourne

Consolidated statement of financial performance
For the half-year ended 31 December 2003

	Consolidated Half-Year	
	2003	2002
	$	$
Revenue from ordinary activities	**771,341**	694,437
Expenses from ordinary activities		
Administration expense	**(1,026,988)**	(1,565,057)
Research and development expense	**(1,660,922)**	(3,353,495)
Occupancy expense	**(157,291)**	(33,867)
Depreciation (plant and equipment)	**(297,126)**	(239,266)
Borrowing	**(11,993)**	-
Other expense from ordinary activities	**-**	(10,559)
Share of net profits of associate accounted for using the equity method	**3,897**	-
PROFIT (LOSS) FROM OPERATING ACTIVITIES BEFORE TAX	**(2,379,082)**	(4,507,807)
Income tax on ordinary activities	**-**	-
PROFIT (LOSS) FROM OPERATING ACTIVITIES AFTER TAX	**(2,379,082)**	(4,507,807)
(Profit) Loss attributable to outside equity interest	**-**	430,456
PROFIT (LOSS) FROM OPERATING ACTIVITIES AFTER TAX	**(2,379,082)**	(4,077,351)

STARPHARMA POOLED DEVELOPMENT Ltd
Consolidated statement of financial position
As at 31 December 2003

	Consolidated	
	31 December 2003	30 June 2003
ASSETS	**$**	$
CURRENT ASSETS		
Cash assets	**11,825,330**	7,891,543
Receivables	**392,578**	420,257
Other	**70,285**	147,540
TOTAL CURRENT ASSETS	**12,288,193**	8,459,340
NON CURRENT ASSETS		
Property, plant and equipment	**1,747,553**	2,005,400
Investments accounted for using the equity method	**226,721**	250,700
TOTAL NON-CURRENT ASSETS	**1,974,274**	2,256,100
TOTAL ASSETS	**14,262,467**	10,715,440
LIABILITIES		
CURRENT LIABILITIES		
Payables	**397,795**	720,809
Provisions	**219,198**	205,729
Interest-bearing liabilities	**60,007**	60,007
Other	**-**	282,243
TOTAL CURRENT LIABILITIES	**677,000**	1,268,788
NON-CURRENT LIABILITIES		
Interest-bearing liabilities	**143,516**	203,522
TOTAL NON-CURRENT LIABILITIES	**143,516**	203,522
TOTAL LIABILITIES	**820,516**	1,472,310
NET ASSETS	**13,441,951**	9,243,130
EQUITY		
Contributed equity	**39,639,839**	33,034,058
Foreign currency translation reserve	**(74,487)**	(46,609)
Retained profits (Accumulated losses)	**(26,123,401)**	(23,744,319)
TOTAL EQUITY	13,441,951	9,243,130

STARPHARMA POOLED DEVELOPMENT Ltd
Consolidated statement of cash flows
For the half-year ended 31 December 2003

	Consolidated Half-year 2003 $	2002 $
CASH FLOWS FROM OPERATIONS		
Receipts from trade and other debtors	**4,997**	-
Grant Income (Inclusive of GST)	**346,569**	322,927
Interest received	**263,932**	408,514
Interest expense	**(11,993)**	-
Payments to suppliers and employees (Inclusive of GST)	**(3,176,214)**	(5,454,494)
NET CASH INFLOWS (OUTFLOWS) FROM OPERATING ACTIVITIES	**(2,572,709)**	(4,723,053)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment	**-**	27,000
Payments for property, plant and equipment	**(39,279)**	(1,470,199)
NET CASH INFLOWS (OUTFLOWS) FROM INVESTING ACTIVITIES	**(39,279)**	(1,443,199)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	**6,934,201**	-
Share issue transaction costs	**(328,419)**	-
Lease repayments	**(60,007)**	-
NET CASH INFLOWS (OUTFLOWS) FROM FINANCING ACTIVITIES	**6,545,775**	-
NET INCREASE (DECREASE) IN CASH HELD	**3,933,787**	(6,166,252)
CASH AT THE BEGINNING OF THE PERIOD	**7,891,543**	17,434,235
CASH AT THE END OF THE PERIOD	**11,825,330**	11,267,983

Note 1. Basis of preparation of half-year financial report

This general purpose financial report for the interim half-year reporting period ended 31 December 2003 has been prepared in accordance with Accounting Standard AASB 1029 Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2003 and any public announcements made by Starpharma Pooled Development Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Note 2. Segment note

Business Segments
The consolidated entity operates in the following business segments:

- Virology – development and commercialisation of dendrimers for prevention and treatment of virus diseases, particularly sexually transmitted diseases.
- Angiogenesis – development and commercialisation of dendrimers that inhibit angiogenesis.
- Other Pharmaceuticals – development of dendrimers with novel pharmaceutical activity.

Geographical Segments
The consolidated entity operates in the one geographical segment of Australia.

Equity Accounted Investment
The consolidated entity owns 49.99% of Dendritic Nanotechnologies, Inc. a research, development and commercialisation company located in Michigan, USA which in the determination of the half year result to and balance sheet as at 31 December 2003, is accounted for using the equity method. As at and for the half year ended 31 December 2002, the consolidated entity owned 55% of DNT Ltd.

Prior Year Comparison
The consolidated entity owned 55% of Dendritic Nanotechnologies Ltd as at 31 December 2002. Therefore, the subsidiary's results enter into the determination of that half-year result and segment disclosures.

Half-year ending 31 December 2003

Primary Basis - Business Segments

REVENUE	Virology	Angiogenesis	Other Pharmaceuticals	Unallocated	Consolidated Total
External Revenue	-	508,648	-	262,693	771,341
Total Segment Revenue	-	508,648	-	262,693	771,341
SEGMENT RESULT					
Profit/(Loss) from Ordinary Activities before Income Tax	(1,086,355)	(646,389)	(370,165)	(276,173)	(2,379,082)

DEPRECIATION & AMORTISATION

Depreciation	118,850	118,850	29,713	29,713	297,126
LIABILITIES					
Total Segment Liabilities	-	-	-	820,516	820,516
ASSETS					
Total Segment Assets	974,855	974,855	243,714	12,069,043	14,262,467
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD					
Property, Plant & Equipment	15,712	15,712	3,928	3,927	39,279

Half-year ending 31 December 2002

Primary Basis - Business Segments

REVENUE	Virology	Angiogenesis	Other Pharmaceuticals	Dendritic Nanotechnologies Limited	Unallocated	Consolidated Total
External Revenue	134,700	219,265	-	53	340,419	694,437
Total Segment Revenue	134,700	219,265	-	53	340,419	694,437
SEGMENT RESULT						
Profit/(Loss) from Ordinary Activities before Income Tax	(1,149,390)	(713,848)	(622,537)	(1,282,137)	(739,895)	(4,507,807)
DEPRECIATION & AMORTISATION						
Depreciation	78,996	78,996	19,749	41,774	19,749	239,266
LIABILITIES						
Total Segment Liabilities	-	170,000	-	40,390	619,493	829,883
ASSETS						
Total Segment Assets	863,606	863,606	215,901	440,711	11,205,134	13,588,958
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD						
Property, Plant & Equipment	475,610	475,610	136,319	90,550	136,319	1,314,408

Note 3. Material factors affecting the revenues and expenses of the economic entity for the current period

There was a reduction of $1,698,269 in the operating loss of the economic entity during the current period compared with the corresponding period of the previous year. This is attributable to the following factors:

<u>Loss of Control of Dendritic Nanotechnologies Ltd</u>
The revenues and expenses of the economic entity were affected by the change in the level of control of the former controlled entity Dendritic Nanotechnologies Ltd ("DNT Ltd"). From 27th March 2003 Dendritic Nanotechnologies Ltd became a wholly owned subsidiary of the US entity Dendritic Nanotechnologies, Inc. ("DNT Inc") and the Company held 49.99% of the issued shares in DNT Inc. The revenues and expenses of DNT Ltd were included in the consolidated results of the Company during the half year ended 31st December 2002, but as control in DNT Ltd ceased on 27th March 2003 from that date the accounts of DNT Ltd and DNT Inc have been excluded from the consolidated accounts prepared by the Company. The operating result of the Company for the half year ended 31st December 2002 includes a net loss of $851,681 attributable to DNT Ltd.

<u>Reductions in Operating Costs</u>
During the previous half year period there were significant cost outlays related to chemicals and other supplies for the new laboratory premises occupied by the Company from July 2002. In addition during the previous period there were a number of abnormal outlays for scale-up GMP synthesis, pre-clinical toxicology studies and preparation of the Investigational New Drug application (IND) to the US Food and Drug Administration for VivaGel™. A reduction in these outlays during the current period accounted for the balance of the reduction in expenses compared with the corresponding period of the previous year.

Note 4. Material factors affecting the assets, liabilities and equity of the economic entity for the current period

<u>New Equity</u>
An issue of 13,335,000 new shares by Starpharma Pooled Development Ltd at $0.52 on 10 September 2003 raised $6,605,782 (after issue costs).

<u>DNT Inc – Associated Entity</u>
DNT Inc has been treated as an associated company with effect from 28th March 2003.

There were no other material factors affecting the assets, liabilities and equity of the economic entity for the current period not otherwise disclosed in this report.

Note 5. Material factors affecting the cash flows of the economic entity for the current period

In the comparative half year period capital expenditure of $1,430,920 relating to the fit out of the chemistry laboratory and corporate headquarters on Level 6 of the Baker Heart Research Building was incurred. There was no significant capital expenditure in the half year ended 31 December 2003.

Cash at bank at the end of the current period included the proceeds of the share placement referred to in Note 4.

Note 6. Changes in accounting policies

The accounting policies adopted are consistent with those of the previous year.

Note 7. Events occurring after balance date

On 23 January 2004 the Company announced the results of a General Meeting of shareholders convened to consider a proposal to give Directors the discretion to relinquish the company's status as a pooled development fund (PDF). Shareholders voted in support of the proposal, giving the Company the discretion to apply to the PDF Registration Board at any time prior to the Company's next Annual General Meeting (to be held in November 2004) to have its PDF registration declaration revoked. The Company announced that it was not relinquishing its PDF status at that time, and would only proceed with this course of action if circumstances arose where the Board considered this to be in the best interests of shareholders.

The directors declare that the financial statements and notes set out on pages 8 to 14:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and
(b) there are reasonable grounds to believe that Starpharma Pooled Development Ltd will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Peter T Bartels
Director

Melbourne, 23rd February 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

333 Collins Street
MELBOURNE VIC 3000
GPO Box 1331L
MELBOURNE VIC 3001
DX 77 Melbourne
Australia
www.pwc.com/au
Telephone +61 3 8603 1000
Facsimile +61 3 8603 1999

Independent review report to the members of Starpharma Pooled Development Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Starpharma Pooled Development Limited, set out on pages 8 to 15:

- does not give a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of the Starpharma Pooled Development Limited Group (defined below) as at 31 December 2003 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Starpharma Pooled Development Limited Group (the consolidated entity), for the half-year ended 31 December 2003. The consolidated entity comprises both Starpharma Pooled Development Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel, and
- analytical procedures applied to financial data.

PRICEWATERHOUSECOOPERS

When this review report is included in a document containing information in addition to the financial report, our procedures include reading the other information to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

PricewaterhouseCoopers

John Yeoman
Partner

Melbourne
23 February 2004

Additional dividend/distribution information

No dividends have been paid or declared by the entity since the beginning of the current reporting period.
No dividends were paid during the previous corresponding period.

Accumulated Losses

	31 December 2003 $	30 June 2003 $
Accumulated losses at the beginning of the financial period	(23,744,319)	(16,024,436)
Net profit (loss) attributable to members of STARPHARMA POOLED DEVELOPMENT Ltd	(2,379,082)	(7,719,783)
Retained profits at the end of the financial period	(26,123,401)	(23,744,319)

NTA Backing

	2003	2002
Net tangible asset backing per ordinary share	$0.13	$0.10

Associates and Joint Venture entities

Name	Ownership interest		Aggregate share of profits/(losses), where material		Contribution to net profit, where material	
	2003 %	2002 %	2003 $	2002 $	2003 $	2002 $
Dendritic Nanotechnologies Inc.	49.99	-	(3,896)	-	(3,896)	-

Other significant information

Earnings per share		
	2003	2002
	Cents	Cents
Basic Earnings/(Loss) per share	**(2.5)**	(4.6)
Diluted Earnings/(Loss) per Share	**(2.5)**	(4.6)
Weighted average number of shares used as the denominator		
	2003	2002
	Number	Number
Weighted average number of shares used as the denominator in calculating basic earnings per share	**102,235,000**	88,900,000
Potential ordinary shares not considered dilutive:		
As at 31st December 2003 the company had on issue:		
240,000 options over unissued capital exercisable on or before the 31st December 2005 at the price of 93.75 cents per ordinary share.		
220,000 options over unissued capital exercisable on or before the 11th April 2007 at the price of 93.75 cents per ordinary share.		
200,000 options over unissued capital exercisable on or before the 30th June 2007 at the price of 93.75 cents per ordinary share.		

Other Supplementary Information

Appendix 4D items 4, 5, 6, 8 and 9 are not applicable.

Audit

This report is based on accounts which have been subject to review.

Compliance Statement

This preliminary final report was approved by a resolution of the board of directors of the Company on 23rd February 2004.

B P Rogers
Company Secretary
23rd February 2004

starpharma

31 October 2003

UPDATE AND QUARTERLY CASH FLOW REPORT FOR PERIOD ENDED 30TH SEPTEMBER 2003

Starpharma Pooled Development Limited (ASX:SPL) is pleased to present its update and quarterly cash flow report for the period ended 30 September 2003.

Highlights include:

- The cash flow is within budget.
- The consolidated cash reserves of the Company at the 30th of September 2003 were $13.1 million. On the current budget, assuming no additional income (a highly unlikely situation) the cash reserves are sufficient for three years' operation.
- During the quarter, Starpharma PDL undertook an equity fund raising which increased the cash resources of the company by $6.6 million. The new investors are largely leading Australian financial institutions. They represent a well informed investor base and their presence on the share register is a strong vote of confidence for the Company.
- The accounts of Dendritic Nanotechnology, Inc. (DNT) are no longer consolidated into Starpharma PDL's accounts. Starpharma PDL has a 49.9% shareholding in DNT and is very pleased with the financial, scientific and commercial achievements of the company.

John W Raff
Chief Executive Officer

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

www.starpharma.com

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Name of entity

Starpharma Pooled Development Limited

ABN	Quarter ended ("current quarter")
20 078 532 180	30 September 2003

Consolidated statement of cash flows

Cash flows related to operating activities		Current Quarter $A'000	Year to Date $A'000
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs	(621)	(621)
	(b) advertising and marketing	(6)	(6)
	(c) research and development	(816)	(816)
	(d) leased assets	-	-
	(e) other working capital	-	-
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	88	88
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other	-	-
	Net operating cash flows	(1,355)	(1,355)

Cash flows related to investing activities			
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	6,605	6,605
	(c) intellectual property	-	-
	(d) physical non-current assets	(20)	(20)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	6,585	6,585
1.14	**Total operating and investing cash flows**	5,230	5,230

Cash flows related to financing activities			
1.15	Proceeds from issues of shares (including oversubscriptions)	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other:	-	-
	Net financing cash flows	-	-
Net increase (decrease) in cash held		**5,230**	**5,230**
1.21	Cash at beginning of quarter/year to date	7,891	7,891
1.22	Exchange rate adjustments	-	-
1.23	**Cash at end of quarter**	13,121	13,121

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(223)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 consists of the following:

(a) Remuneration paid to the Chief Executive Officer.

(b) Directors' fees paid to the Non-Executive Directors.

(b) Payments to Biomolecular Research Institute Ltd:
A Director, Prof. P M Colman, is a Director of the Biomolecular Research Institute Ltd which provided some administrative services to the entity. These dealings with the entity are in the ordinary course of business and on normal terms of business.
The aggregate amount of these transactions for this supplier included in item 1.24 is $18325.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements - Credit card facility (total facility $120,000)	120	13

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	648	1,444
4.2	Deposits at call	12,473	6,447
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	13,121	7,891

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

John W Raff

John W Raff Date: 31 October 2003

Chief Executive Officer

starpharma

29 January 2004

QUARTERLY CASHFLOW REPORT FOR PERIOD ENDED 31 DECEMBER 2003

Attached is the Appendix 4C – Quarterly Cashflow Report – for Starpharma Pooled Development Limited for the period ended 31 December 2003.

The cashflow results are in line with projections and Starpharma remains in a strong financial position.

Activities during the quarter included final preparations for the phase I clinical trials of the HIV preventative VivaGel™. These trials are now underway in Adelaide, and there is strong international interest in the product.

Whilst the VivaGel™ project is currently the main development project, we are continuing to obtain interesting results in other areas. Positive results were obtained in the biodefense area particularly in the use of dendrimer based drugs against exotic viruses. All of the biology testing for this work has been carried out in the US at no cost to the Company, and the project will be significantly expanded if we are successful with current funding applications.

During this period Starpharma has had a number of inquiries from international and local companies regarding the potential for dendrimer technology in a diverse range of applications such as vaccines, radiolabelled materials, and enhancing the bioavailability of existing drugs. The VivaGel™ product has demonstrated Starpharma's unique ability to produce nano-sized molecules to precise quality standards suitable for submission to the US FDA and this is of strong interest to companies developing products in a wide range of applications. Our strategy is to work with these companies to establish collaborative development programs.

John W Raff
Chief Executive Officer

Starpharma Pooled Development Limited (SPL) is a registered pooled development fund with investments in wholly owned subsidiary biopharmaceutical companies focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. SPL also has a 49.9% equity in a US based company – Dendritic Nanotechnologies Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald Tomalia.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701
www.starpharma.com

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Name of entity

Starpharma Pooled Development Limited

ABN	Quarter ended ("current quarter")
20 078 532 180	31 December 2003

Consolidated statement of cash flows

	Cash flows related to operating activities	Current Quarter $A'000	Year to Date $A'000
1.1	Receipts from customers	312	312
1.2	Payments for (a) staff costs	(560)	(1,181)
	(b) advertising and marketing	(7)	(13)
	(c) research and development	(1,031)	(1,847)
	(d) leased assets	-	-
	(e) other working capital	-	-
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	165	253
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other	-	-
	Net operating cash flows	(1,121)	(2,476)

	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	(156)	6,449
	(c) intellectual property	-	-
	(d) physical non-current assets	(19)	(39)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	(175)	6,410
1.14	**Total operating and investing cash flows**	(1,296)	3,934

Cash flows related to financing activities

1.15	Proceeds from issues of shares (including oversubscriptions)	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other:	-	-
	Net financing cash flows	-	-
Net increase (decrease) in cash held		**(1,296)**	**3,934**
1.21	Cash at beginning of quarter/year to date	**13,121**	**7,891**
1.22	Exchange rate adjustments	-	-
1.23	**Cash at end of quarter**	**11,825**	**11,825**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(109)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 consists of the following:

(a) Remuneration paid to the Chief Executive Officer.

(b) Payments to Biomolecular Research Institute Ltd:

For part of the quarter, a Director, Prof. P M Colman, was a Director of the Biomolecular Research Institute Ltd which provided some administrative services to the entity. These dealings with the entity are in the ordinary course of business and on normal terms of business.

The aggregate amount of these transactions for this supplier included in item 1.24 is $12201.

(c) Payments to Herbert Geer & Rundle:

A Director, Mr. L Gorr, is a Senior Partner of Herbert Geer & Rundle which provided some legal advice to the entity. These dealings with the entity are in the ordinary course of business and on normal terms of business.

The aggregate amount of these transactions for this supplier included in item 1.24 is $25161.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements - Credit card facility (total facility $120,000)	120	14

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,006	648
4.2	Deposits at call	10,819	12,473
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	11,825	13,121

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

B P Rogers
Company Secretary

Date: 29 January 2004

starpharma

28th April 2004

QUARTERLY CASH FLOW REPORT - PERIOD ENDED 31 MARCH 2004

Attached is the Appendix 4C – Quarterly Cashflow Report for Starpharma Holdings Ltd (ASX:SPL) for the quarter ended 31 March 2004.

The net cash balance increased by $5.7 million due to a capital raising during the quarter. On 18 March 2004 the Company announced a share placement of 9 million new shares to leading Australian and international investors at an issue price of $0.84, raising $7.18 million after costs.

Expenditure for the period was in line with budget, with a net operating outflow of $1.4 million for the quarter. The cash balance at the end of the quarter was $17.5 million.

Ben Rogers
Company Secretary

Starpharma Holdings Limited (ASX:SPL) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma's lead dendrimer product, VivaGel™ has received clearance from the US FDA for human clinical trials. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including Genital Herpes and Chlamydia. SPL also has an equity interest in a US based company – Dendritic Nanotechnologies Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald Tomalia.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701
www.starpharma.com

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Name of entity

Starpharma Holdings Limited

ABN	Quarter ended ("current quarter")
20 078 532 180	31 March 2004

Consolidated statement of cash flows

	Cash flows related to operating activities		Current Quarter $A'000	Year to Date $A'000
1.1	Receipts from customers		5	356
1.2	Payments for	(a) staff costs	(496)	(1,676)
		(b) advertising and marketing	(4)	(16)
		(c) research and development	(1,063)	(3,047)
		(d) leased assets	-	-
		(e) other working capital	-	-
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		149	413
1.5	Interest and other costs of finance paid		-	(12)
1.6	Income taxes paid		-	-
1.7	Other		-	-
	Net operating cash flows		(1,409)	(3,982)

	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(74)	(113)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	(74)	(113)
1.14	**Total operating and investing cash flows**	(1,483)	(4,095)

Cash flows related to financing activities

1.15	Proceeds from issues of shares	7,560	14,494
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	(60)
1.19	Dividends paid	-	-
1.20	Other (Share issue costs)	(378)	(706)
	Net financing cash flows	7,182	13,728
Net increase (decrease) in cash held		5,699	9,633
1.21	Cash at beginning of quarter/year to date	11,825	7,891
1.22	Exchange rate adjustments		
1.23	**Cash at end of quarter**	17,524	17,524

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(84)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 consists of the following:

(a) Remuneration paid to the Chief Executive Officer.

(b) Payments to Herbert Geer & Rundle:
A Director, Mr. L Gorr, is a Senior Partner of Herbert Geer & Rundle which provided some legal advice to the entity. These dealings with the entity are in the ordinary course of business and on normal terms of business.
The aggregate amount of these transactions for this supplier included in item 1.24 is $3,958.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements - Credit card facility (total facility $120,000)	120	26

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	8,264	1,006
4.2	Deposits at call	9,260	10,819
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	17,524	11,825

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

B P Rogers
Company Secretary 28 April 2004

starpharma

30 July 2004

QUARTERLY CASH FLOW REPORT - PERIOD ENDED 30 JUNE 2004

Attached is the Appendix 4C – Quarterly Cashflow Report – for Starpharma Holdings Ltd (ASX:SPL) for the quarter ended 30 June 2004.

The cashflow results are in line with projections, with a net operating outflow of $1.8 million for the quarter, and an operating cash burn of $5.8 million for the year. The cash balance at the end of the financial year was $15.66 million.

Ben Rogers
Company Secretary

About Starpharma

Starpharma Holdings Limited (ASX:SPL) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma's lead dendrimer product, VivaGel™, has received clearance from the US FDA for human clinical trials. VivaGel™ is a topical microbicide gel product for use by women to prevent the sexual transmission of HIV. In animal studies, VivaGel was shown to be active in preventing genital herpes and *Chlamydia*. SPL also has an equity interest in US based company Dendritic Nanotechnologies, Inc. (DNT), established with the US pioneer of dendrimer nanotechnology Dr Donald Tomalia.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701
www.starpharma.com

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

Starpharma Holdings Limited (**Starpharma**) is admitted to the official list of the Australian Stock Exchange Limited (**ASX**). At this time, Starpharma has not agreed to be listed, or to have its securities quoted, on any other financial market. If investing in Starpharma through another financial market you should be aware that you may not acquire direct ownership of securities issued by Starpharma nor be recognised by Starpharma as a holder of its securities for the purposes of corporate actions, and that Starpharma does not usually make announcements to the operators of such markets.

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Name of entity

Starpharma Holdings Limited

ABN	Quarter ended ("current quarter")
20 078 532 180	30 June 2004

Consolidated statement of cash flows

Cash flows related to operating activities			Current Quarter $A'000	Year to Date $A'000
1.1	Receipts from customers		216	572
1.2	Payments for	(a) staff costs	(748)	(2,425)
		(b) advertising and marketing	1	(15)
		(c) research and development	(1,516)	(4,563)
		(d) leased assets	-	-
		(e) other working capital	-	-
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		223	636
1.5	Interest and other costs of finance paid		-	(12)
1.6	Income taxes paid		-	-
1.7	Other		-	-
	Net operating cash flows		(1,824)	(5,807)

Cash flows related to investing activities			
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(42)	(154)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	(42)	(154)
1.14	**Total operating and investing cash flows**	(1,866)	(5,961)

Cash flows related to financing activities

1.15	Proceeds from issues of shares	0	14,494
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	(60)
1.19	Dividends paid	-	-
1.20	Other: - Share Issue Costs	-	(706)
	Net financing cash flows	0	13,728
Net increase (decrease) in cash held		(1,866)	7,767
1.21	Cash at beginning of quarter/year to date	17,524	7,891
1.22	Exchange rate adjustments		
1.23	**Cash at end of quarter**	15,658	15,658

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(86)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 consists of the following:

(a) Remuneration paid to the Chief Executive Officer.

(b) Payments to Herbert Geer & Rundle:
A Director, Mr. L Gorr, is a Senior Partner of Herbert Geer & Rundle which provided some legal advice to the entity. These dealings with the entity are in the ordinary course of business and on normal terms of business.
The aggregate amount of these transactions for this supplier included in item 1.24 is $6,237.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements - Credit card facility (total facility $140,000)	140	9

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	2,131	8,264
4.2	Deposits at call	13,527	9,260
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	15,658	17,524

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

....Date: 30 July 2004

B P Rogers

Company Secretary

starpharma

Starpharma's VivaGel™ for Prevention of HIV Receives FDA Clearance to Advance to Third Stage of Dosing in Phase 1 Clinical Trial

Melbourne (Australia), 3 August 2004: Starpharma Holdings Limited (ASX:SPL) announced today that VivaGel™, its investigational new drug for the prevention of HIV, is advancing to the next stage of dosing in the current Phase 1 study. The US Food and Drug Administration (FDA) has reviewed Starpharma's interim study results and has given clearance to proceed using the highest dosage concentration planned for this study.

This next stage, commencing today, will involve administration of VivaGel™ containing 3.0% of the active dendrimer ingredient, SPL7013, and placebo gel to a group of healthy women. This is the continuation of the US IND Study No. SPL7013-001, investigating escalating formulation strengths of VivaGel™. The study is the first assessment of the drug's safety in humans. Results from the current trial will help determine appropriate gel strengths for future clinical trials that will assess the effectiveness of VivaGel™ in preventing HIV infection.

VivaGel™ is the first drug product in the world based upon nanoscale structures called dendrimers, to enter human trials.

Data relating to blood and urine chemistry, the impact of the gel on vaginal microflora, and the impact of the gel on the lining of the vagina and cervix was collected from all women in the first two groups treated with VivaGel™ (0.5% or 1% SPL7013) and placebo gel. After reviewing the blinded data, and considering that there have been no serious adverse events reported in either of the first two dosing groups, the clinical trial Drug Safety Monitoring Board (DSMB) concluded that the VivaGel™ SPL7013 strength could be escalated to a higher level. Following the review of a protocol amendment to include the 3.0% SPL7013 gel dose group in the current study and an interim clinical safety report, the US FDA agreed with the DSMB's decision to escalate dosing.

The clinical trial is being conducted at CMAX, a Division of IDT Australia Ltd, in Adelaide.

Starpharma Holdings Limited (ASX:SPL) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma's lead dendrimer product, VivaGel™ has received clearance from the US FDA for human clinical trials. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including Genital Herpes and Chlamydia. SPL also has an equity interest in a US based company – Dendritic Nanotechnologies Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology, Dr Donald Tomalia.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701
www.starpharma.com

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Starpharma Holdings Ltd**	
ABN 20 078 532 180	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Leon Gorr
Date of last notice	13 July 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Companies of which the Director is either a shareholder or holds a beneficial interest.
Date of change	16 August 2004
No. of securities held prior to change	Applecross Secretarial Services Pty Ltd: 1,514,500 Arran Bay Pty Ltd 3,912,000 Total: 5,426,500
Class	Ordinary Shares
Number acquired	-
Number disposed	134,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	No change in beneficial ownership.
No. of securities held after change	Applecross Secretarial Services Pty Ltd: 1,514,500 Arran Bay Pty Ltd: 3,778,000 Total: 5,292,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer by bare trustee to beneficial owner.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

starpharma

STARPHARMA ANNOUNCES SUCCESS OF US FDA APPLICATION FOR HUMAN TRIALS OF ANTI-HIV PRODUCT (VIVAGEL™)

Melbourne (Australia), 31 July 2003: Melbourne biotech company Starpharma (ASX:SPL) has achieved a major milestone by gaining clearance to proceed with human clinical trials of a new dendrimer nano-drug under US Food and Drug Administration (FDA) regulations.

The product – SPL7013 Gel (VivaGel™) – will be used as a preventative against the transmission of HIV during sexual intercourse. VivaGel™ has been highly successful in preventing infection in monkey trials using a humanized strain of simian immunodeficiency virus (SHIV), and will now progress to human safety trials in Australia.

Starpharma CEO Dr John Raff said: "This is a major achievement for Starpharma as there have been very few locally developed new chemical entity drugs that have undergone Phase I trials in Australia under the rigorous requirements of the US regulatory system."

"This also creates a major international precedent as Starpharma's successful IND submission makes it the first company in the world to gain US regulatory clearance to take a dendrimer based nano-drug to human trials", he said.

Dendrimers are one of the main building blocks of the important new science of nanotechnology and Starpharma has a strong patent position in the use of dendrimers as pharmaceutical products. This milestone will open up a wide range of interest and opportunities for Starpharma's core technology focused on polyvalent nano-drugs.

The Victorian company, Institute of Drug Technology Australia Limited (IDT) has assisted Starpharma over a number of years in the development of the VivaGel™ microbicide, and it is planned that IDT will provide further assistance with the initial Phase I human trials in Australia.

Starpharma Pooled Development Limited (SPL) is a registered pooled development fund with investments in wholly owned subsidiary biopharmaceutical companies focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. SPL also has a 49.9% equity in a US based company – Dendritic Nanotechnologies Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald Tomalia.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701
www.starpharma.com

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

starpharma

STARPHARMA APPOINTS NEW CHAIRMAN

Melbourne (Australia), 6 August 2003: Starpharma Pooled Development Limited (ASX: SPL) today announced the appointment of Mr Peter T. Bartels as a Director of the Company. Mr Bartels has also been elected Chairman of the Board, following upon the retirement of Richard Oliver who has been Chairman since the establishment of the company in 1996.

Peter Bartels is Chairman of the Australian Sports Commission, the Australian Institute of Sport, the Commonwealth Heads of Government Committee for Sport and Central City Studios. He is the immediate past chairman of the Women's and Children's Health Service. He is also a Director of the Australian Grand Prix Corporation and Melbourne Business School (Melbourne University).

Mr Bartels was previously CEO and Managing Director of Coles Myer Ltd and before that CEO and Managing Director of Fosters Brewing Company Ltd. He has also had broad-based experience in the pharmaceutical industry in previous roles with DHA Pharmaceuticals and Abbott Laboratories.

In accepting the position of Chairman Mr Bartels said: "I consulted widely before agreeing to the Starpharma board appointment. The feedback I received indicated that Starpharma is an international leader in an exciting new area of science and has an understanding of the realities of commercializing biotechnology. I look forward to being part of the Starpharma team."

Starpharma Pooled Development Limited (SPL) is a registered pooled development fund with investments in wholly owned subsidiary biopharmaceutical companies focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. SPL also has a 49.9% equity in a US based company – Dendritic Nanotechnologies Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald Tomalia.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701
www.starpharma.com

Mr Ben Rogers
Company Secretary
+61 3 8532 2702





starpharma

...leading the World in nanomedicine...

September 2003

www.starpharma.com

Overview



1. A Background to Starpharma
2. Polyvalence and Dendrimers
3. Intellectual Property
4. Development Pipeline
    i. VivaGel™ - Vaginal Microbicide
    ii. Respiratory
    iii. Oncology
    iv. Exotic Diseases
5. Dendritic Nanotechnologies, Inc. ("DNT")
6. Future Opportunities

Background to Starpharma




First examples of dendrimers.
Dendrimers popularised by Donald Tomalia, PhD (Dow Chemical Co.)
Starpharma establishes joint venture with Donald Tomalia's group – Dendritic Nanotechnologies Limited (now DNT Inc. 49% owned).
Starpharma listed on the ASX.
US FDA IND approval for VivaGel™. 1st FDA approval for a dendrimer-based pharmaceutical to proceed into human clinical trials.
1978
1983
1988
1993
1998
2003
2007/8
Biomolecular Research Institute (BRI) in Melbourne commences work on polyvalent dendrimers as pharmaceuticals.
BRI dendrimer chemists join Starpharma.
Starpharma is established and licenses BRI's dendrimer technology.
Predicted market launch of first dendrimer-based pharmaceutical product – VivaGel™.

starpharma

Achievements Since Listing on ASX



Achievements in the 3 years since listing include:

- ➢ Building quality in-house teams for successful development and commercialization, including:
  - ➢ chemistry;
  - ➢ intellectual property and commercial development; and
  - ➢ quality assurance and regulatory affairs.
- ➢ Establishment of world leading Dendrimer Company (joint venture) and successful subsequent migration to the US.
- ➢ Successful development of lead drug candidate SPL7013 through US FDA IND approval for human clinical trials (VivaGel ™)
  - ✓ **1st IND US FDA approval for a dendrimer-based pharmaceutical product.**

starpharma

Rapidly Growing Interest in Dendrimer Technology



- Approx. 2,500 new dendrimer publications in 2002
- Average 32% increase p.a. over 1998-2003



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1200
1000
800
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* Search of patents and scientific publications relating to dendrimers (all fields).

starpharma

Polyvalence & Dendrimers as Drugs



Core Benefits

- ❑Polyvalency provides a novel approach to drug discovery:
  - ✓enables simultaneous attachment to a biological target at multiple sites;
  - ✓significantly improves one or more of a drugs key therapeutic properties, (i) potency, (ii) duration of action or (iii) safety.
- ❑(i), (ii) and (iii) are the critical areas where most unsuccessful drugs currently fail in clinical trials.
- ❑Polyvalent drugs can enable big pharma to substantially improve therapeutic qualities of existing marketed drugs and also extend patent lives.



starpharma

GlaxoSmithKline/Theravance US$545m



- Significant interest is building in polyvalent drugs that can allow simultaneous binding to multiple sites on a target.

In early 2003, GSK entered into an alliance with Theravance, Inc. to develop next generation Respiratory Medicines, deal terms were:

- US$545 million total deal value plus royalties
  - ✓ US$50 million upfront payment;
  - ✓ US$495 million clinical, regulatory and commercial milestone payments;
  - ✓ Double digit royalty on product sales
- Stage at signing – one compound in Phase I clinical trials.

- To date Theravance, Inc. has raised over US$370 million in private equity capital.

Intellectual Property



TITLE	STAGE
Antiviral Dendrimers	Granted USA, Australia, NZ and Singapore
Angiogenic Inhibitory Compounds	Granted USA, Australia, NZ and Singapore
Antiviral Linear Polymers	Granted Australia and NZ
Antimicrobial & Antiparasitic Agents	Granted USA, NZ and Singapore
Inhibition of Toxic Materials or Substances	Granted NZ and Singapore
Agent for the Prevention and Treatment of Sexually Transmitted Diseases - I	PCT Stage
Agent for the Prevention and Treatment of Sexually Transmitted Diseases - II	PCT Stage
Chemotherapeutic Agents	PCT Stage
Method of Delivering An Active Agent	Provisional

Starpharma also has license rights to 33 patent families (182 issued patents) **and all future IP relevant to pharmaceuticals from Dendritic Nanotechnologies, Inc**.

starpharma

R&D Pipeline



- Sexually Transmitted Diseases (HIV, Herpes & Chlamydia)
  - Prevention (SPL7013 as a topical microbicide)
  - Topical treatment (e.g. genital herpes)
- Systemic Antivirals
  - For example, Hepatitis B (HBV)
- Respiratory Disease (influenza, adenovirus, RSV)
  - Prevention and Treatment
- Oncology
  - Angiogenesis inhibitors
  - Small molecule anti-proliferatives
- Biodefense
  - Prevention and treatment of exotic viruses and potential bioterrorism agents
  - Antitoxins
- Tropical Diseases
- New Dendrimer Architectures

VivaGel™ Drug Product



- Water based Carbopol® gel for the prevention of HIV and other STDs in women and men.
- Worldwide exclusive for all indications.
- Commencing Phase 1 (IND application accepted by US FDA 31 July 2003).
- Batches prepared under GLP / cGMP at IDT Australia Ltd.
- Assays for SPL7013 and preservatives validated under GLP.
- Both a re-useable and pre-filled single use applicators have been identified.



Vaginal lumen
Lactobacillus
Mucus
Langerhans cell
Stratified squamous epithelium
Dendritic cell
Macrophage
Lamina propria
Lymphocyte

Figure 2 | Structure of the human vaginal epithelium. The multilayered epithelium and the underlying connective tissue contain several types of potential target cell for HIV.

Photo: Nature Reviews Drug Discovery 2002, pg 977

starpharma

VivaGel™ Prevents SHIV Infection in Macaques




Percentage of animals protected from SHIV infection
100
75
50
25
0
Placebo Gel
Untreated

From studies conducted by Dr Che-Chung Tsai, U of Washington at Seattle under NIAID, NIH contract

starpharma

VivaGel™ Clinical Trial Strategy



- Initial Phase I Healthy Volunteer Studies
  - CMAX, Adelaide Australia
- Expanded Phase I and potential combined Phase II / III
  - Australia
  - SE Asia & Sub-Saharan Africa in partnership with government and non-government organisations
- Other STD endpoints, e.g. prevention of herpes and Chlamydia to be investigated under separate INDs
- Potential contraceptive efficacy of SPL7013 Gel under investigation

starpharma

Respiratory



- Prevention & treatment of Influenza, RSV, Adenovirus & other viruses via inhalation.
- Strong polyvalent opportunities in respiratory indications.
- Lead identification.
- In vitro & in vivo biological screening in partnership with the Institute for Antiviral Research, University of Utah, Logan.
- Currently seeking an early stage joint venture/partnering relationship with experts in viral respiratory diseases and established big pharma relationships.

Oncology



- Two active approaches:
  - Dendrimers as angiogenesis inhibitors to prevent tumor growth and metastasis : heparin-sulphate glycosaminoglycans (HSGAGs) mimics
  - Small molecules to treat solid tumors lung, colon, breast, etc. (competitive with other clinical candidates being developed)
- Currently seeking an early stage joint venture/partnering relationship with experts in oncology and established big pharma relationships.

Exotic Diseases



- Promising results against a broad range of exotic disease targets:
  - Viruses include:
    - Ebola,
    - Dengue,
    - Punta Toro,
    - VEE,
    - West Nile,
    - Yellow fever,
    - Pichinde
  - Bacterial toxins
    - Derivations of cholera,
    - Campylobacter,
    - Clostridium
- Active collaboration with National Institute for Allergy and Infectious Diseases, NIH and US Army Medical Research Institute for Infectious Diseases
- Strong interest from US regulatory bodies

starpharma

Starpharma PDL – US Investment



Dendritic Nanotechologies, Inc.

Brief Overview

"Until I arrived in Australia... I had no idea how extensively they had got into the business of using dendrimers for nanodrugs. I was awestruck by what they had done down here and the quality of the staff. They are so far ahead of anyone else working in the field. We were examining the potential of dendrimers for drug delivery applications and we were not aware of anyone actively developing dendrimers as drugs."

Dr Donald Tomalia, Business Review Weekly, 2001

DNT - Objectives



- DNT proactively designs products to fit unmet needs in diverse markets

- DNT – key competitive positioning:
  - Lowering dendrimer cost of production
  - Application of low cost dendrons to drug delivery, quantum dot stabilisation and signal amplification
  - Selectively permeable membranes
  - DNT working beyond dendrimers – with ability to impart new properties to new systems with more sophistation and precision

- Interest has been expressed in the following areas
  - Thin films
  - Batteries
  - Cosmetics
  - Computers
  - Dynamic coatings
  - Adhesives
  - Electronic displays
  - Sensors

DNT – Key Achievements



2002

- Established facilities in Mt Pleasant, Michigan

2003

- Commenced dendrimer store sales via Sigma Aldrich and others
- Significant grant income from US Army and other sources
- Strengthening management
  - Charles Burke appointed CEO
  - Gifford Brown, ex CFO of Dow Corning now DNT's CFO
  - Richard Hazleton, ex CEO of Dow Corning appointed to Board
- Explore joint venture possibilities
- Strong financial position
- Explore two initial spin off opportunities

DNT – Key Assets and Relationships





2003 SPSJ Award for Outstanding Achievement in Polymer Science and Technology

Founder
Dr Donald A Tomalia



The DNT Team



The DNT Board

Significant portfolio of patent rights

starpharma

Seed Money
Infrastructure
Intellectual Property
Tech Services

SIGMA-ALDRICH FINE CHEMICALS

Army Research Laboratory

Massachusetts Institute of Technology
Institute for Soldier Nanotechnologies

CMU CENTRAL MICHIGAN UNIVERSITY



Central Michigan
University
Research
Corporation

Starpharma - Future Opportunities



- Starpharma has matured during the 3 years since listing:
  - Starpharma is no longer a virtual research firm, strong in-house capabilities;
  - Currently exploring numerous opportunities with various domestic and international partners;
  - Recent US FDA IND approval to move into Phase I trial positions Starpharma well to negotiate early stage commercialisation deal with large global partner(s);
  - DNT (US) continues to generate strong interest from major multinationals regarding joint venture, licensing and collaborative agreements.

starpharma



starpharma

...leading the World in nanomedicine...

September 2003

www.starpharma.com

starpharma

Starpharma Announces Alliance with IDT Ltd to Conduct Human Trials

MELBOURNE 16 SEPTEMBER 2003: Starpharma Pooled Development Limited (ASX:SPL) today announced the signing of a clinical trial agreement with Victorian-based company, Institute of Drug Technology Australia Limited (IDT). IDT will conduct Phase I human clinical trials on Starpharma's vaginal microbicide SPL7013 gel (VivaGel) at CMAX, their Adelaide based clinical trial unit.

Starpharma received clearance by the United States Food and Drug Administration (FDA) on the 31st of July 2003 to commence clinical trials on VivaGel, following its successful Investigational New Drug Application.

The active component in VivaGel is SPL7013, a dendrimer based nanodrug which inhibits the HIV infection process by preventing the attachment of the virus to healthy cells. Studies in monkeys have shown complete inhibition of SHIV (a virus related closely to HIV) infection using a gel containing 5% of the active component. SPL7013 has also been shown in animal studies to prevent the infection of genital herpes and Chlamydia. Dr Raff, the CEO of Starpharma, said: "An effective vaginal microbicide would empower women to privately protect themselves from potential HIV infection".

Dr Raff said: "Starpharma investigated a range of options world-wide before deciding on IDT's CMAX facilities in Adelaide. CMAX has previously been audited by the FDA and we believe it is a world class facility. We are pleased to be able to conduct our first clinical trialling activities in Australia."

Starpharma has an established relationship with IDT, who has worked with Starpharma and become the world's first pharmaceutical chemistry facility to undertake dendrimer based synthesis to GMP standards.

In addition to the clinical trials expertise of CMAX the principal investigator, Dr John O'Loughlin, has many years' experience in clinical research. His experience in the use of colposcopy will be important in demonstrating the safety of SPL7013 gel (VivaGel).

The Phase I studies will commence immediately after ethics approval and the enrolment of healthy women volunteers.

Dr Graeme Blackman, Managing Director and Chairman of the Board of IDT, said: "Starpharma's SPL7013 has created a significant precedent, being the first dendrimer based drug to receive clearance to commence clinical trials by the FDA. We are delighted that Starpharma has commissioned CMAX to undertake the initial Phase I trials on its new drug candidate."

Starpharma Pooled Development Limited (ASX:SPL) is a registered pooled development fund with investments in wholly owned subsidiary biopharmaceutical companies focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. SPL also has a 49.9% equity in a US based company – Dendritic Nanotechnologies Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald Tomalia.

Institute of Drug Technology Australia Limited (ASX:IDT) provides a comprehensive range of consultancy, research and development, and manufacturing services to the pharmaceutical and biotechnology sectors both in Australia and internationally. The company employs over 120 scientists in Melbourne and is licensed by the Australian Therapeutic Goods Administration (TGA) and the United States Food and Drug Administration (FDA) for production of active pharmaceutical ingredients. IDT

offers early stage clinical trial services from its base at the Royal Adelaide Hospital through its CMAX division.

CONTACTS:

Starpharma:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701

Mr Ben Rogers
Company Secretary
+61 3 8532 2702
www.starpharma.com

IDT Limited:

Dr Graeme Blackman
Chairman and Managing Director
+61 3 9801 8888
www.idtaus.com.au

US AWARD FOR STARPHARMA ASSOCIATE DNT INC.

MELBOURNE, 8 OCTOBER 2003: Starpharma Pooled Development Limited (ASX: SPL) has been advised of the following announcement by The University of Central Michigan (CMU):

> **"CMU-BRED FIRM GETS STATE AWARD --** Mt. Pleasant-based Dendritic Nanotechnologies, Inc. has won the Michigan and Investment and Commercialization Success Award from the Michigan Economic Development Corp. The award recognizes innovation, marketplace success and contributions to the State's economy. DNT opened at Central Michigan University's Center for Applied Research in August 2001. The company manufactures dendrimer molecules, which are used in a variety of advanced applications. The company has received US$2.9 million from the Army Research Laboratory for its work."

DNT Ltd was established in 2001 as a partnership between Starpharma and the US pioneer of Dendrimer nanotechnology, Dr Donald Tomalia. It was converted from an Australian incorporated company to the US entity, DNT, Inc., in March 2003. The University of Central Michigan has provided considerable support for the company and together they have established the Dendritic Nanotechnology Center of Excellence at Central Michigan University.

Starpharma invested US$2.18 million to establish DNT, Inc., and now has a 49.9% equity stake in the company, together with commercialisation rights to pharmaceutical applications arising from DNT technology.

Dr John Raff, the Chief Executive Officer of Starpharma, said "DNT is at the centre of the US Nanotechnology Industry and has successfully made the transition from being a research-based organization to a significant commercial enterprise. DNT has excellent prospects for substantial, ongoing grant funding in addition to the income the company is already generating from dendrimer sales. Future licence deals are also being developed, based on the company's extensive dendrimer nanotechnology patent portfolio."

Starpharma Pooled Development Limited (ASX:SPL) is a registered pooled development fund with investments in wholly owned subsidiary biopharmaceutical companies focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma lead dendrimer product, VivaGel™ recently received clearance from the US FDA for human clinical trials. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including Genital Herpes and Chlamydia.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

www.starpharma.com

starpharma

VOLUNTEER ENROLMENTS COMMENCE FOR VIVAGEL™ PHASE I STUDY

Melbourne, 13 November 2003: Starpharma Pooled Development Limited (ASX: SPL) is pleased to announce that volunteer enrolment has now commenced for the VivaGel™ Phase I human safety study following receipt of final ethical approval from the Royal Adelaide Hospital Ethics Committee.

Starpharma announced on 31 July 2003 that the United States Food and Drug Administration (FDA) allowed the proposed clinical studies of VivaGel™ (SPL7013 gel) to proceed. As the study will be conducted at CMAX, a Division of the Institute of Drug Technology Australia Ltd (IDT) located within the Royal Adelaide Hospital (Adelaide, Australia), Starpharma required approval from the responsible ethics committee before the study could commence.

VivaGel™ is a vaginal gel designed to provide women with a means to protect themselves from the sexual transmission of HIV. The first clinical trials of VivaGel™ will be Phase I safety studies of the product with healthy female volunteers aged 18-45 years. The patients in this study will not be exposed to the HIV virus.

This Australian based trial is creating major international interest for the Company because:

- VivaGel™ offers significant potential to add to the international fight against HIV;
- This trial of VivaGel™ is creating a precedent as it is the first dendrimer nano-drug to advance to clinical trials under the FDA regulatory system.

This precedent has been recognized internationally in several leading journals. The US nanotechnology journal Smalltimes has a full page feature titled "Clinical trials put dendrimers on course for treating HIV" (September/October edition, page 62). There is also a series of articles highlighting nanobiotechnology in the current edition of Nature Biotechnology (Volume 21 Number 10, October 2003). In the article "Little science, big bucks", the huge international investment in nanotechnology is outlined with over US$3 billion invested by government organizations in 2003, in addition to large scale investment by multi-national companies. The article "Commercializing nanotechnology" cites Starpharma's VivaGel™ product as an advanced significant application of dendrimer nanotechnology in the area of human health. The article states: *"In July, a first dendrimer drug, developed by Starpharma (Melbourne, Australia) for use against HIV, received regulatory clearance for Phase I clinical trials from the US Food and Drug Administration (FDA: Rockville, MD, USA)."*

Dr Raff, Starpharma CEO said: "Dendrimers are a major building block of nanotechnology and we are excited to be at the forefront of practical human health applications for this new field of opportunity."

Starpharma Pooled Development Limited (ASX:SPL) is a registered pooled development fund with investments in wholly owned subsidiary biopharmaceutical companies focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. SPL also has a 49.9% equity in a US based company – Dendritic Nanotechnologies Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald Tomalia.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

www.starpharma.com

starpharma

AGT BIOSCIENCES

AGT Biosciences and Starpharma Announce Collaboration to Develop New Drug Therapies For Type 2 Diabetes

MELBOURNE 18 September 2003:

For the first time two major Victorian biotechnology companies have joined forces to develop new drug therapies for Type 2 Diabetes, a disease that affects 1.5 million Australians and costs the national health system $3 billion annually.

AGT Biosciences Limited and Starpharma Pooled Development Limited today announced that the companies have agreed to collaborate in the development of drug therapies for Type 2 Diabetes.

Starpharma and AGT Biosciences are established Victorian based biotechnology companies that will bring complementary skills to the project. AGT Biosciences will provide their detailed understanding of the biology of the disease and the limitations with current treatments in addition to research strengths in biological validation of potential new therapeutic drugs. Starpharma will bring to the project medicinal chemistry focused on polyvalent compounds together with drug development and regulatory expertise.

The CEO of Starpharma, Dr John Raff, said Starpharma is collaborating with AGT Biosciences a fellow Victorian biotechnology company to assemble the full range of skills and the critical size required for an internationally competitive drug development program. Dr Raff said that the project is a great opportunity to work with AGT Biosciences, a world leader in the biological aspects of diabetes. AGT Biosciences also has strong links with major pharmaceutical companies in the area of diabetes and obesity. The collaboration with AGT Biosciences is another example of Starpharma's strategy of partnering with developers of world-leading technologies to complement its in-house technologies.

The CEO of AGT Biosciences, Dr Greg Collier, said the collaboration with Starpharma enhanced AGT Biosciences' existing down stream drug development activities to develop specific drug candidates against Type 2 Diabetes. "Starpharma's core competencies are perfectly complementary to our own expertise, and we are looking forward to an exciting collaboration that should generate significant interest from pharmaceutical companies seeking novel leads for the treatment of Type 2 Diabetes."

The international oral hypoglycemic market is currently worth more than US$5 billion annually.

Starpharma Pooled Development Limited (ASX:SPL) is a registered pooled development fund with investments in wholly owned subsidiary biopharmaceutical companies focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. SPL also has a 49.9% equity in a US based company – Dendritic Nanotechnologies Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald Tomalia.

AGT Biosciences Limited (ASX:AGT) is a drug discovery company with research strengths in genomics, functional genomics and biological validation of potential new therapeutics. AGT Biosciences has particular expertise in diabetes and obesity with 65 genes and proteins under patent protection and strong networks with the international pharmaceutical industry.

CONTACTS:

Starpharma:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701

Mr Ben Rogers
Company Secretary
+61 3 8532 2702
www.starpharma.com

AGT Biosciences

Dr Greg Collier
Chief Executive Officer
+61 3 5227 2752

Dr James Campbell
Business Development Director
+61 3 5227 2703
www.agtbiosciences.com

starpharma

DNT INC. – NEW PATENTS GRANTED AND RECEIVES SUBSTANTIAL ADDITIONAL GRANT FUNDING

MELBOURNE, 18 NOVEMBER 2003: Starpharma Pooled Development Limited (ASX: SPL) today made the following announcements regarding its 49.9% owned associate Dendritic Nanotechnologies, Inc. ("DNT"):

1. US Patents Granted

The US Patent Office has issued a new patent relating to convergent self-branching polymerization (US Pat 6632889 B1). DNT has an exclusive worldwide royalty-free license to this technology, which relates to novel techniques for production of low cost large dendritic structures. The technology has applications for a wide range of industrial products where cost of production has been a critical development hurdle.

DNT also has royalty-free license rights to another patent recently granted by the US Patent Office relating to core shell tecto dendrimers (US Pat 6635720 B1). This patent covers the building of larger nanotech structures using multiple dendrimer arrays. The intellectual property covered by the patent allows the creation of large precisely manufactured nanostructures with new properties. Applications are very broad across medical, electronic, and chemical industries and DNT is exploring opportunities to exploit the technology in each of these fields.

DNT President and Chief Scientific Officer Dr Donald A. Tomalia is an inventor on all of the above patents.

2. Additional US Army Grant Funding

DNT continues to be very successful in attracting significant grant funding. In 2002 DNT and Central Michigan University together received a grant from the US Army for US$3.5 million to establish "The Center for Dendrimer Based Nanotechnology". These funds are being applied to purchase state-of-the-art nanoscience equipment, attract key nanoscience experts, and support several subcontracts. The original grant has now been extended with an additional US$3.0 million, and further to this continuing grants and contracts of at least this level are anticipated until 2008.

DNT was also a successful applicant amongst strong competition to be a part of the Institute for Soldier Nanotechnology ("ISN"). The ISN is a US$90 million consortium managed by Massachusetts Institute of Technology to

develop nanotechnology for the army of the future. DNT is one of seven industrial charter members including DuPont, Raytheon, Dow Corning, Nomadics, Carbon Nanotechnologies and Triton Systems. In addition to validating DNT's science, this program provides the company with access to many leading scientists in synergistic technologies enhancing the ability to address diverse technical opportunities. Participation in the ISN has also significantly increased DNT's profile as a key player in nanotechnology in the US.

The level of US government and other international support for nanotechnology, and DNT's position in the nanotechnology industry, are referred to in a series of articles highlighting nanobiotechnology in the October 2003 edition of Nature Biotechnology (Volume 21 Number 10).

Starpharma established DNT with the pioneer of dendrimer nanotechnology Dr Donald Tomalia and now has a 49.9% equity interest in DNT together with commercialization rights to pharmaceutical applications relating to DNT dendrimer intellectual property.

Dr John Raff, the Chief Executive Officer of Starpharma, said "DNT is now successfully established as a significant participant in the US nanotechnology industry and has achieved this with minimal equity funding. DNT continues to be a very important strategic partner and investment for Starpharma and we are excited about its future prospects in both the short and medium term".

Starpharma Pooled Development Limited (ASX:SPL) is a registered pooled development fund with investments in wholly owned subsidiary biopharmaceutical companies focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma lead dendrimer product, VivaGel™ recently received clearance from the US FDA for human clinical trials. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including Genital Herpes and Chlamydia.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

www.starpharma.com

starpharma

NANOTECHNOLOGY RESEARCH AND DEVELOPMENT ACT TO PROVIDE US$3.7 BILLION OVER FOUR YEARS

MELBOURNE, 25 NOVEMBER 2003: Starpharma Pooled Development Limited (ASX:SPL) has welcomed the announcement of the passage of the Nanotechnology Research and Development Act in the US House of Representatives.

The Act has also been approved by the US Senate with legislation now expected to be signed into law by President Bush. The Act puts the President's National Nanotechnology Initiative into law and authorizes US$3.7 billion over the next four years for the creation of the National Nanotechnology Coordination Office and the funding of federal government nanotechnology programs.

Passage of this Act further underlines the strategic importance of nanotechnology to the US economy and is being viewed as a catalyst to providing substantially increased funding for nanotechnology and related economic development initiatives.

In commenting on the significance of the legislation to the company, Starpharma CEO Dr John Raff said: "This will lead to further opportunities for Starpharma and its US associate Dendritic Nanotechnologies, Inc. (DNT). Both organizations have strategic intellectual property positions and were pioneers in the area of nanotechnology. Importantly, dendrimers represent a key enabling technology to the building of precisely designed nanoscale structures for many industrial applications. Starpharma has taken the first drug based on a dendrimer (defined nano-structure) through the US FDA regulatory system into human trials."

The comments below provide some indication of the significance attributed to this event in the US:

> "When one looks at the next 100 years of human development and the growth of the global economy, no vote taken by Congress in the past decade will have a greater effect then today's overwhelming passage of the nanotechnology bill," said **F. Mark Modzelewski, Executive Director of the NanoBusiness Alliance.**
>
> "This historic legislation is an investment in American innovation and economic growth. America has always been on the leading-edge of exploring new frontiers and this new science is no exception. Nanotechnology has the potential to revolutionize industry, changing the things we make and the way we make them --literally from the bottom up. This legislation will help make those possibilities a reality."
> **Phil Bond, Undersecretary of the US Dept. of Commerce**

"The Act is a springboard to providing substantially increased funding for nanotechnology and related economic development initiatives around the nation."
Daniel Ritter, Partner, Preston Gates, Ellis & Rouvelas Meeds

"This landmark legislation confirms the US's position at the head of the nanotechnology class and allows our nation to reap the greatest possible benefits from the nano revolution."
Dr. Alexander Wong, Partner, Apax Partners

"Although the US has been supporting nanotechnology R&D for several years, passage of this bill represents a defining moment in the country's commitment to maintain its world leadership in both nanotech R&D and especially in commercialization of technologies and materials flowing from the R&D activity."
Dr. Daniel Colbert, Carbon Nanotechnologies Inc.

"This bill should insure US dominance in nanotechology. It will be followed by a even larger flow of capital from the financial markets into nanotechnology industry. I expect this to ignite an exponential growth in entrepreneurial activity in nanotechnology."
Larry Bock, CEO of NanoSys Inc.

Starpharma recently announced that DNT was accepted as one of only seven industrial charter members to be a part of the Institute for Soldier Nanotechnology ("ISN"), a US$90 million consortium managed by Massachusetts Institute of Technology to develop nanotechnology for the army of the future. Other charter members alongside DNT include global multinationals such as Dupont, Raytheon and Dow Corning. Starpharma has also recently announced an additional US$3.0 million grant from the US Army to DNT and Central Michigan University on top of the US$3.5 million they received to establish "The Center for Dendrimer Based Nanotechnology." Starpharma via DNT remains confident of winning substantial further grant funding and contracts over the next four years.

Starpharma Pooled Development Limited (ASX:SPL) is a registered pooled development fund with investments in wholly owned subsidiary biopharmaceutical companies focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma's lead dendrimer product, VivaGel™ has received clearance from the US FDA for human clinical trials. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. Starpharma also has a 49.9% equity interest in the US based company – Dendritic Nanotechnologies, Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald Tomalia.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701
www.starpharma.com

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

starpharma

9 February 2004

ISSUE OF SHARE OPTIONS TO PROF JEAN FRECHET

Attached is an Appendix 3B notification in respect of an issue of 200,000 options to Prof Jean Fréchet. In December 2003 Prof Fréchet visited Australia at the invitation of Starpharma, and was invited to apply for these options in relation to his role in the provision of scientific and strategic advice.

Prof Fréchet is an advisor to a number of the world's leading technology and chemical companies and is an international leader in the area of nanotechnology. He is also Professor of Chemistry at the University of California Berkeley campus. Starpharma recently announced Prof Fréchet's appointment to the Board of Dendritic Nanotechnologies, Inc, the Michigan US company in which Starpharma holds a 49.9% interest.

B P Rogers
Company Secretary

Starpharma Pooled Development Limited (ASX:SPL) is a registered pooled development fund with investments in wholly owned subsidiary biopharmaceutical companies focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma's lead dendrimer product, VivaGel™ has received clearance from the US FDA for human clinical trials. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701
www.starpharma.com

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Starpharma Pooled Development Limited

ABN

20 078 532 180

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Share Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	200,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise Price: 73 cents per share Expiry date: 31 December 2008 Exercise period: From 1 January 2006 to 31 December 2008 Note: This notice is the result of acceptance of an invitation issued on 16 December 2003 for Prof Fréchet to apply for options.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A – no existing quoted options
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Consideration to Prof Fréchet for scientific and strategic advisory services.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 February 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	102,235,000	Ordinary fully paid shares (SPL)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	240,000	Options expiring 31 December 2005 exercisable at 93.75 cents (SPLAM)
		220,000	Options expiring 11 April 2007 for options exercisable at 93.75 cents.
		200,000	Options expiring 30 June 2007 for options exercisable at 93.75 cents.
		200,000 (this issue)	Options expiring 31 December 2008 for options exercisable at 73 cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [ ] Cheque attached

- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [ ] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

9 February 2004

Ben Rogers
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/07/2004

TIME: 18:50:15

TO: STARPHARMA HOLDINGS LIMITED

FAX NO: 03-9510-5955

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Starpharma Holdings Ltd**
ABN 20 078 532 180	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Leon Gorr
Date of last notice	12 November 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Companies of which the Director is either a shareholder or holds a beneficial interest.
Date of change	17 June 2004 and 6 July 2004
No. of securities held prior to change	Applecross Secretarial Services Pty Ltd: 1,514,500 Arran Bay Pty Ltd 4,192,000 Total: 5,706,500
Class	Ordinary Shares
Number acquired	-
Number disposed	(i) 146,000 (ii) 134,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(i) $0.74 per share (ii) $0.75 per share
No. of securities held after change	Applecross Secretarial Services Pty Ltd: 1,514,500 Arran Bay Pty Ltd: 3,912,000 Total: 5,426,500

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade – Arran Bay Pty Ltd distributed to two of its shareholders (not including Leon Gorr) SPL shares to which they were proportionately entitled.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/07/2004

TIME: 18:40:42

TO: STARPHARMA HOLDINGS LIMITED

FAX NO: 03-9510-5955

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Share Options

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASXRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Starpharma Holdings Ltd (ASX:SPL)

ABN

20 078 532 180

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Share Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	250,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price: $1.00 per Option if exercised before 30 Sep 2004; $1.25 per Option if exercised between 1 Oct 2004 and 31 March 2005. Expiry date: 5.00 pm 31 March 2005.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A – no existing quoted options
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Consideration for investment banking advisory services.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 July 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	111,235,000	Ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
240,000	Options expiring 31 December 2005 exercisable at 93.75 cents (SPLAM)
220,000	Options expiring 11 April 2007 exercisable at 93.75 cents.
200,000	Options expiring 30 June 2007 exercisable at 93.75 cents.
200,000	Options expiring 31 December 2008 exercisable at 73 cents.
749,000	Options expiring 8 February 2009 exercisable at 93.75 cents.
4,750,000 (including this issue of 250,000)	Options expiring 31 March 2005 exercisable at $1.00 if exercised before 30 September 2004 and at $1.25 if exercised between 1 October 2004 and 31 March 2005.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 July 2004
Company secretary

Print name: Ben Rogers

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/08/2004

TIME: 16:23:23

TO: STARPHARMA HOLDINGS LIMITED

FAX NO: 03-9510-5955

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Employee Incentives

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Starpharma Holdings Ltd (ASX:SPL)

ABN

20 078 532 180

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Share Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise Price: 93.75 cents per share Expiry date: 1 July 2009 Exercise period: From 1 July 2006 to 1 July 2009

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A – no existing quoted options
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee incentives.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 August 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	111,235,000	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	240,000	Options expiring 31 December 2005 exercisable at 93.75 cents (SPLAM)
		220,000	Options expiring 11 April 2007 exercisable at 93.75 cents.
		200,000	Options expiring 30 June 2007 exercisable at 93.75 cents.
		200,000	Options expiring 31 December 2008 exercisable at 73 cents.
		749,000	Options expiring 8 February 2009 exercisable at 93.75 cents.
		4,750,000	Options expiring 31 March 2005 exercisable at $1.00 if exercised before 30 September 2004 and at $1.25 if exercised between 1 October 2004 and 31 March 2005.
		100,000 (this issue)	Options expiring 1 July 2009 exercisable at 93.75 cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 August 2004
Company secretary

Print name: Ben Rogers

== == == == ==

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/08/2004

TIME: 15:35:47

TO: STARPHARMA HOLDINGS LIMITED

FAX NO: 03-9510-5955

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Starpharma Holdings Ltd**
ABN	**20 078 532 180**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Leon Gorr
Date of last notice	13 July 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Companies of which the Director is either a shareholder or holds a beneficial interest.
Date of change	16 August 2004
No. of securities held prior to change	Applecross Secretarial Services Pty Ltd: 1,514,500 Arran Bay Pty Ltd 3,912,000 Total: 5,426,500
Class	Ordinary Shares
Number acquired	-
Number disposed	134,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	No change in beneficial ownership.
No. of securities held after change	Applecross Secretarial Services Pty Ltd: 1,514,500 Arran Bay Pty Ltd: 3,778,000 Total: 5,292,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer by bare trustee to beneficial owner.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/08/2004

TIME: 14:59:58

TO: STARPHARMA HOLDINGS LIMITED

FAX NO: 03-9510-5955

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Final Report

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

starpharma

Commentary on results for year ended 30 June 2004

Melbourne (Australia), 25 August 2004: Starpharma Holdings Limited (ASX:SPL) today announced financial results for the full year ending 30 June 2004. The Company had cash reserves of $15.6 million at year end, and is well positioned to advance its development programs over the next three years.

Operating expenditure for the full year was similar to the previous year, after adjusting for the impact of operating expenses of the associated entity Dendritic Nanotechnologies Ltd (DNT), prior to that entity being deconsolidated at the end of March 2003.

DNT was established in August 2001 as an Australian company with US operations, and was incorporated as a US company in March 2003. Starpharma has invested a total of A$3.9 million in DNT, and currently owns 44.5% of the company. This has been an important strategic investment for Starpharma, and the company is optimistic about the potential of DNT. In addition to the value of the equity investment, Starpharma has commercialisation rights to DNT's intellectual property in the area of polyvalent dendrimer based pharmaceuticals.

The past year has seen a number of material developments for Starpharma, including:

- **Clinical Trials – world first for dendrimer based pharmaceutical**

  There was significant progress with Phase I clinical trials for VivaGel™, the microbicide Starpharma is developing for the prevention of HIV. In February 2004, VivaGel™ reached a major development milestone with the initiation of a Phase I human clinical trial under a U.S. Food and Drug Administration "Investigational New Drug" application. Starpharma thus became the first company in the world to initiate a clinical trial for a dendrimer-based pharmaceutical.

- **Institutional shareholder base**

  Starpharma has attracted a number of new institutional shareholders over the past year and over a third of the company's share register is now represented by Australian institutional investors. The presence of these institutions on the register provides an excellent foundation for future growth of the company.

  Because of Starpharma's presence in the US (through DNT and other research and commercial initiatives) the company will be looking to further expand its shareholder base in the US over the coming year.

- **Change in Pooled Development Fund (PDF) status.**

  In January 2004 shareholders voted comprehensively to support a proposal to allow the company to relinquish its PDF status, and this was put into effect in March 2004. This change in status is part of the evolution of Starpharma and will allow the company to better take advantage of international commercial opportunities.

  For Australian shareholders there were capital gains tax implications in this change of status. Generally, shareholders were deemed to have disposed of their shares and to

have immediately re-acquired the shares at market value on 17 March 2004, the date of PDF licence revocation. The share price at this time was A$0.90, and this became the cost base for calculation of future capital gains tax on disposal of these shares.

Starpharma's commercialisation strategy is to progress in-house the development of its lead product VivaGel™ as part of a broader focus on women's reproductive health. The key diseases targeted in this market niche include HIV, genital herpes, genital warts and Chlamydia.

There are a number of other development opportunities arising from Starpharma's core expertise and IP position in dendrimer nanotechnology and the company's strategy is to partner with other companies in the development of these opportunities. Starpharma is very optimistic about the year ahead.

John W Raff
Chief Executive Officer

Starpharma Holdings Limited (ASX:SPL) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma's lead dendrimer product, VivaGel™ has received clearance from the US FDA for human clinical trials. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including genital Herpes and Chlamydia. SPL also has an equity interest in a US based company – Dendritic Nanotechnologies Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology, Dr Donald Tomalia.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701
www.starpharma.com

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

STARPHARMA HOLDINGS Limited
ABN 20 078 532 180

ASX Preliminary final report – 30 June 2004

Lodged with the ASX under Listing Rule 4.3A

Contents

Results for Announcement to the Market

				$
Revenue from ordinary activities	~~up~~/down	8%	to	1,390,603
Profit/(loss) from ordinary activities after tax attributable to members	~~up~~/down	29%	to	(5,497,850)
Net profit/(loss) for the period attributable to members	~~up~~/down	29%	to	(5,497,850)

Dividends/distributions	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil

Record date for determining entitlements to the dividend: Not Applicable

No dividends have been paid or declared by the entity since the beginning of the current reporting period. No dividends were paid for the previous corresponding period.

Explanation of Revenue

Revenue consisted of grant income from a Commonwealth Government R&D START Grant of $656,148 (2003: $839,251), Interest revenue of $640,247 (2003: $558,674), and other revenue of $94,208 (2003: $112,495).

Explanation of Net Profit/(loss)

The consolidated loss of $5,497,850 is after fully expensing all research and development expenditure and patenting costs. The reduction of 29% in the net loss is primarily the result of excluding the revenues and expenses of the former controlled entity Dendritic Nanotechnologies Ltd from the consolidated entity. This is further explained in the section "Material factors affecting the revenues and expenses of the consolidated entity for the current period" on page 6.

STARPHARMA HOLDINGS Ltd
Consolidated statement of financial performance
For the year ended 30 June 2004

	Consolidated	
	2004	2003
	$	$
Revenue from ordinary activities	**1,390,603**	1,510,420
Expenses from ordinary activities		
Administration expense	**(2,211,604)**	(2,026,347)
Research and development expense	**(4,119,259)**	(5,713,405)
Occupancy expense	**(324,664)**	(439,175)
Depreciation (plant and equipment)	**(603,089)**	(604,642)
Borrowing	**(12,011)**	(15,529)
Other expense from ordinary activities	**-**	(25,513)
Share of results of associates accounted for using the equity method	**382,174**	(230,530)
PROFIT (LOSS) FROM OPERATING ACTIVITIES BEFORE TAX	**(5,497,850)**	(7,544,721)
Income tax on ordinary activities	**-**	-
PROFIT (LOSS) FROM OPERATING ACTIVITIES AFTER TAX	**(5,497,850)**	(7,544,721)
(Profit) Loss attributable to outside equity interest	**-**	(175,062)
PROFIT (LOSS) FROM OPERATING ACTIVITIES AFTER TAX	**(5,497,850)**	(7,719,783)

STARPHARMA HOLDINGS Ltd
Consolidated statement of financial position
As at 30 June 2004

	Consolidated	
	30 June 2004	30 June 2003
ASSETS	**$**	$
CURRENT ASSETS		
Cash assets	**15,658,300**	7,891,543
Receivables	**471,139**	420,257
Other	**113,044**	147,540
TOTAL CURRENT ASSETS	**16,242,483**	8,459,340
NON CURRENT ASSETS		
Property, plant and equipment	**1,556,265**	2,005,400
Investments accounted for using the equity method	**692,194**	250,700
TOTAL NON-CURRENT ASSETS	**2,248,459**	2,256,100
TOTAL ASSETS	**18,490,942**	10,715,440
LIABILITIES		
CURRENT LIABILITIES		
Payables	**445,908**	720,809
Provisions	**249,015**	205,729
Interest-bearing liabilities	**60,007**	60,007
Other	**-**	282,243
TOTAL CURRENT LIABILITIES	**754,930**	1,268,788
NON-CURRENT LIABILITIES		
Interest-bearing liabilities	**143,516**	203,522
TOTAL NON-CURRENT LIABILITIES	**143,516**	203,522
TOTAL LIABILITIES	**898,446**	1,472,310
NET ASSETS	**17,592,496**	9,243,130
EQUITY		
Contributed equity	**46,821,956**	33,034,058
Foreign currency translation reserve	**12,709**	(46,609)
Retained profits (Accumulated losses)	**(29,242,169)**	(23,744,319)
TOTAL EQUITY	**17,592,496**	9,243,130

	Consolidated Full-year 2004 $	2003 $
CASH FLOWS FROM OPERATIONS		
Receipts from trade and other debtors	**36,197**	125,086
Grant Income (Inclusive of GST)	**560,529**	948,285
Interest received	**613,010**	646,677
Interest expense	**(11,993)**	(15,529)
Payments to suppliers and employees (Inclusive of GST)	**(7,004,922)**	(8,687,731)
NET CASH INFLOWS (OUTFLOWS) FROM OPERATING ACTIVITIES	**(5,807,179)**	(6,983,212)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash eliminated on deconsolidation	**-**	(933,239)
Proceeds from sale of property, plant and equipment	**-**	40,411
Payments for property, plant and equipment	**(153,955)**	(1,610,181)
NET CASH INFLOWS (OUTFLOWS) FROM INVESTING ACTIVITIES	**(153,955)**	(2,503,009)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	**14,494,200**	-
Share issue transaction costs	**(706,302)**	-
Lease repayments	**(60,007)**	(56,471)
NET CASH INFLOWS (OUTFLOWS) FROM FINANCING ACTIVITIES	**13,727,891**	(56,471)
NET INCREASE (DECREASE) IN CASH HELD	**7,766,757**	(9,542,692)
CASH AT THE BEGINNING OF THE FINANCIAL YEAR	**7,891,543**	17,434,235
CASH AT THE END OF THE FINANCIAL YEAR	**15,658,300**	7,891,543

Material factors affecting the revenues and expenses of the consolidated entity for the current period

There was a reduction of 29% in the operating loss of the consolidated entity during the current period compared with the previous year. This is attributable to the following factors:

Loss of Control of Dendritic Nanotechnologies Ltd
During the previous year the revenues and expenses of the consolidated entity were affected by the change in the level of control of the former controlled entity Dendritic Nanotechnologies Ltd ("DNT Ltd"). From 27th March 2003 Dendritic Nanotechnologies Ltd became a wholly owned subsidiary of the US entity Dendritic Nanotechnologies, Inc. ("DNT Inc") and Starpharma Holdings Ltd held 49.99% of the issued shares in DNT Inc. The revenues and expenses of DNT Ltd were included in the consolidated results of the Company from 1 July 2002 to 27 March 2003, but as control in DNT Ltd ceased on 27 March 2003 from that date the accounts of DNT Ltd and DNT Inc have been excluded from the consolidated accounts.

Revenue
Revenue from ordinary activities decreased by $119,817. This was primarily due to the exclusion of revenues of the former controlled entity DNT Ltd and a reduction in grant income associated with completion of R&D START grants.

Operating costs
The 2003 costs included $1.83 million of operating expenses and $68,171 of depreciation attributable to DNT Ltd prior to that entity being deconsolidated. Excluding the impact of DNT Ltd in the calculation of the 2003 costs, operating expenditure and depreciation attributable to remaining group members was $6.39 million and $536,470 respectively in 2003 compared with operating expenditure of $6.66 million and depreciation of $603,089 in 2004.

Share of results of associates
The application of equity accounting methods in relation to the investment in DNT Inc. has resulted in a gain of $382,174 on the Consolidated Statement of Financial Performance.

Material factors affecting the assets, liabilities and equity of the consolidated entity for the current period

New Equity
There was an increase in contributed equity of $13,787,898 (from $33,034,058 to $46,821,956) as a result of:

	$
An issue of 13,335,000 fully paid ordinary shares @ $0.52 each under a share placement on 10th September 2003	6,934,200
Less: Issue costs	328,418
	6,605,782
An issue of 9,000,000 fully paid ordinary shares @ $0.84 each under a share placement on 18th March 2004	7,560,000
Less: Issue costs	377,884
	7,182,116

DNT Inc – Associated Entity
DNT Inc has been treated as an associated company with effect from 27 March 2003. The investment in DNT Inc was initially valued at cost in the accounts of the consolidated entity. Subsequent to that date, normal equity accounting principles have been applied in the determination of the carrying value of the investment in the accounts of the consolidated entity.

There were no other material factors affecting the assets, liabilities and equity of the consolidated

entity for the current period not otherwise disclosed in this report.

Material factors affecting the cash flows of the consolidated entity for the current period

Capital investments
There was a significant reduction in payments for property, plant and equipment compared with the previous year. During the previous year capital expenditure of $1,430,920 relating to the fit out of the chemistry laboratory and corporate headquarters on Level 6 of the Baker Heart Research Building was incurred.

Cash position
Cash at bank at the end of the current period included the proceeds of the two share placements referred to in the section above headed "New Equity".

Reconciliation of cash

	Consolidated	
	2004	2003
	$	$
Cash at bank and on hand	**2,118,872**	1,444,750
Deposits at call	**13,539,428**	6,446,793
	15,658,300	7,891,543
Balance of cash as shown in the statement of cash flows	**15,658,300**	7,891,543

The deposits are bearing floating interest rates of 5.37% (2003: 4.75%).

Cash flow information

Reconciliation of net cash flows from operating activities to operating profit/(loss) after income tax

	Consolidated	
	2004	2003
	$	$
Operating profit/(loss) after income tax	**(5,497,850)**	(7,544,721)
Depreciation and amortisation	**603,089**	604,642
(Increase) decrease in receivables and other assets	**(16,386)**	86,435
Increase (decrease) in trade creditors	**(274,901)**	(484,048)
Increase (decrease) in employee provisions	**43,286**	27,364
Increase (decrease) in deferred income	**(282,243)**	111,484
Share of results of associates accounted for using the equity method	**(382,174)**	230,530
Gain on sale of property, plant and equipment	**-**	(14,898)
Net cash inflows/(outflows) from operating activities	**(5,807,179)**	(6,983,212)

Income tax

The consolidated entity has recorded a nil income tax expense for the period and has substantial future income tax benefits not brought to account at balance date because the directors do not believe it appropriate to regard the realisation of the future income tax benefit benefits as virtually certain.

Changes in accounting policies

The accounting policies adopted are consistent with those of the previous year.

Segment note

Business Segments

The consolidated entity operates in the following business segments:

- Virology – development and commercialisation of dendrimers for prevention and treatment of virus diseases, particularly sexually transmitted diseases.
- Angiogenesis – development and commercialisation of dendrimers that inhibit angiogenesis.
- Other Pharmaceuticals – development of dendrimers with novel pharmaceutical activity.

Geographical Segments

The consolidated entity operates in the one geographical segment of Australia.

Equity Accounted Investment

The consolidated entity owns 44.54% of Dendritic Nanotechnologies, Inc., a research, development and commercialisation company located in Michigan, USA which in the determination of the full-year result to and balance sheet as at 30 June 2004, is accounted for using the equity method. As at and for the full-year ended 30 June 2003, the consolidated entity owned 49.99% of Dendritic Nanotechnologies, Inc.

Prior Year Comparison

The consolidated entity owned 55% of Dendritic Nanotechnologies Ltd. for the previous year to date ending 27 March 2003. Therefore, the subsidiary's results enter into the determination of that full-year result and segment note.

Segment Information for Year Ending 30 June 2004

Primary Basis - Business Segments

REVENUE	Virology	Angiogenesis	Other Pharmaceuticals	Unallocated	Consolidated Total
External Revenue	-	656,148	47,012	687,443	1,390,603
Total Segment Revenue	-	656,148	47,012	687,443	1,390,603
SEGMENT RESULT					
Profit/(Loss) from Ordinary Activities before Income Tax	(2,347,094)	(1,104,520)	(1,760,994)	(285,242)	(5,497,850)
DEPRECIATION & AMORTISATION					
Depreciation	241,235	241,235	60,310	60,309	603,089
LIABILITIES					
Total Segment Liabilities	-	-	-	898,446	898,446
ASSETS					
Total Segment Assets	3,920,059	1,260,938	3,513,964	9,795,981	18,490,942
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD					
Property, Plant & Equipment	61,074	61,074	15,269	16,538	153,955
Investments in Associates	-	-	-	692,194	692,194

Segment Information for Year Ending 30 June 2003

Primary Basis - Business Segments

REVENUE	Virology	Angiogenesis	Other Pharmaceuticals	Dendritic Nanotechnologies Limited	Unallocated	Consolidated Total
External Revenue	134,700	704,551	-	77,627	568,029	1,484,907
Total Segment Revenue	134,700	704,551	-	77,627	568,029	1,484,907
SEGMENT RESULT						
Profit/(Loss) from Ordinary Activities before Income Tax	(3,216,985)	(966,975)	(1,689,574)	(2,118,634)	272,385	(7,719,783)
DEPRECIATION & AMORTISATION						
Depreciation	214,588	214,588	53,647	68,171	53,648	604,642
LIABILITIES						
Total Segment Liabilities	-	282,243	-	-	1,190,067	1,472,310
ASSETS						
Total Segment Assets	4,437,793	4,437,793	1,109,448	-	730,406	10,715,440
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD						
Property, Plant & Equipment	804,072	804,072	161,018	-	161,019	1,930,181
Investments in Associates	-	-	-	250,700	-	250,700

Events occurring after balance date

There are no significant events occurring after balance date.

Additional dividend/distribution information

No dividends have been paid or declared by the entity since the beginning of the current reporting period.
No dividends were paid during the previous corresponding period.

Accumulated Losses

	30 June 2004	30 June 2003
	$	$
Accumulated losses at the beginning of the financial period	**(23,744,319)**	(16,024,536)
Net profit (loss) attributable to members of STARPHARMA HOLDINGS Ltd	**(5,497,850)**	(7,719,783)
Retained profits at the end of the financial period	**(29,242,169)**	(23,744,319)

NTA Backing

	2004	2003
Net tangible asset backing per ordinary share	**$0.16**	$0.10

Associates and Joint Venture entities

Name	Ownership interest		Aggregate share of profits/(losses), where material		Contribution to net profit/(loss), where material	
	2004	2003	**2004**	2003	**2004**	2003
	%	%	**$**	$	**$**	$
Dendritic Nanotechnologies, Inc.	**44.5**	49.9	**(193,436)**	(3,570,739)	**(193,436)**	(3,570,739)

Share of Result of Associate

	2004	2003
Gain on deconsolidation	-	3,340,209
Share of loss	**(193,436)**	(3,570,739)
Gain on issue of new equity by associate	**575,610**	-
Share of result of associate per statement of financial performance	**382,174**	(230,530)

Other significant information

Earnings per share

	2004	2003
	Cents	Cents
Basic Earnings/(Loss) per share	**(5.38)**	(8.68)
Diluted Earnings/(Loss) per Share	**(5.38)**	(8.68)

Weighted average number of shares used as the denominator

	2004	2003
	Number	Number
Weighted average number of shares used as the denominator in calculating basic earnings per share	**102,169,098**	88,900,000

Potential ordinary shares not considered dilutive:

As at 30th June 2004 the company had on issue:

240,000 options over unissued capital exercisable on or before the 31st December 2005 at the price of 93.75 cents per ordinary share

220,000 options over unissued capital exercisable on or before the 11th April 2007 at the price of 93.75 cents per ordinary share.

200,000 options over unissued capital exercisable on or before the 30th June 2007 at the price of 93.75 cents per ordinary share.

200,000 options over unissued capital exercisable on or before the 31st December 2008 at the price of 73.00 cents per ordinary share.

749,000 options over unissued capital exercisable on or before the 8th February 2009 at the price of 93.75 cents per ordinary share.

4,750,000 options expiring 31 March 2005 exercisable at $1.00 if exercised before 30 September 2004 and at $1.25 if exercised between 1 October 2004 and 31 March 2005.

Other Supplementary Information

On 23 January 2004 the Company announced the results of a General Meeting of shareholders convened to consider a proposal to give Directors the discretion to relinquish the company's status as a pooled development fund (PDF). Shareholders voted in support of the proposal, giving the Company the discretion to apply to the PDF Registration Board at any time prior to the Company's next Annual General Meeting (to be held in November 2004) to have its PDF registration declaration revoked. The Company applied to the PDF Registration Board to have its PDF registration declaration revoked on 16 March 2004. On 17 March 2004, the PDF Registration Board revoked the Company's PDF registration application.

The Board's decision to apply to have the Company's PDF registration declaration revoked was taken to ensure that the Company would be able to make strategic decisions such as follow-on investments in the US based Dendritic Nanotechnologies, Inc. or other spin-out opportunities that may arise in the future. As a PDF registered entity, the Company was precluded from making further investments in overseas opportunities.

Appendix 4E items 4, 5, 6, 8 and 9 are not applicable.

Audit

This report is based on accounts which are in the process of being audited.

Compliance Statement

This preliminary final report was approved by a resolution of the Board of Directors of the Company on 25 August 2004.

Ben Rogers
Company Secretary
25 August 2004

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/09/2004

TIME: 19:16:00

TO: STARPHARMA HOLDINGS LIMITED

FAX NO: 03-9510-5955

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annual Report 2004

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

starpharma

US NANOTECHNOLOGY LEADER JOINS DNT BOARD

MELBOURNE, 16 DECEMBER 2003: Starpharma Pooled Development Limited (ASX:SPL) is pleased to announce that Prof Jean Fréchet has joined the Board of Dendritic Nanotechnologies, Inc. (DNT), the US nanotechnology company in which Starpharma has a 49.9% equity interest.

Starpharma CEO Dr John Raff said: "Prof Fréchet has outstanding scientific credentials in addition to extensive experience and involvement in commercial and venture capital areas. His appointment to the Board of DNT complements other recent high profile commercial appointments, and further consolidates DNT as a significant participant in the US nanotechnology industry."

Prof Fréchet is an advisor to a number of the world's leading technology and chemical companies and is an international leader in the area of nanotechnology. He is also Professor of Chemistry at the University of California Berkeley campus.

His research at the interface of organic and polymer chemistry is in the broad area of nanoscience and nanotechnology, and is directed towards functional macromolecules, their design, synthesis, and applications. Current topics include new synthetic approaches to macromolecules with controlled architecture, engineered polymer systems and molecular machines, the design synthesis, and applications of dendritic and other functional polymers, novel imaging materials for nanoscale lithography, energy harvesting and conversion, catalysis with dendrimers as enzyme mimics, polymers in separation and molecular recognition, combinatorial approaches to new materials, biosensing, and functional macromolecules in targeted drug, vaccine, and DNA delivery.

Jean Fréchet is the co-author of approximately 600 publications and 60 issued patents, several of which are exploited commercially. He is currently in Australia at the invitation of Starpharma providing scientific and strategic advice.

Starpharma Pooled Development Limited (ASX:SPL) is a registered pooled development fund with investments in wholly owned subsidiary biopharmaceutical companies focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma's lead dendrimer product, VivaGel™ has received clearance from the US FDA for human clinical trials. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701
www.starpharma.com

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

starpharma

STARPHARMA PDF STATUS

Melbourne (Australia), 23 January 2004: Starpharma Pooled Development Limited (ASX: SPL) has announced the results of a General Meeting of shareholders convened to consider a proposal to give Directors the discretion to relinquish the company's status as a pooled development fund (PDF).

Shareholders voted strongly in support of the proposal, and the Company may now apply to the PDF Registration Board at any time prior to the Company's next Annual General Meeting (to be held in November 2004) to have its PDF registration declaration revoked.

The Starpharma Board fully recognizes the value of the PDF scheme in encouraging patient equity capital to facilitate commercialization of Australian technology. Since its establishment as a PDF in 1997 Starpharma has worked closely with the PDF Board and Management and has received excellent cooperation on complex issues such as maintaining its shareholding in an overseas entity (Dendritic Nanotechnologies, Inc.).

At this time Starpharma is not relinquishing its PDF status, and would only proceed with this course of action if circumstances arose where the Board considered this to be in the best interests of shareholders. Starpharma would notify its shareholders in writing if an application for revocation was made.

The taxation consequences of the company's status as a PDF remain unchanged at this time.

Starpharma CEO Dr John Raff said: "The Board very much appreciates the ongoing support of shareholders and the strong vote in favour of this motion at yesterday's meeting."

Starpharma Pooled Development Limited (SPL) is a registered pooled development fund with investments in wholly owned subsidiary biopharmaceutical companies focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. SPL also has a 49.9% equity in a US based company – Dendritic Nanotechnologies Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald Tomalia.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701
www.starpharma.com

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

starpharma

16 March 2004

STARPHARMA SUSPENDS TRADING PENDING CHANGE OF PDF STATUS

Melbourne (Australia) 16 March 2004: Starpharma Pooled Development Limited (ASX:SPL) has announced that it will be voluntarily handing back its pooled development fund licence.

The company held a General Meeting of shareholders on 22nd January 2004 to seek shareholder approval for a proposal to give Directors the discretion to relinquish the company's status as a PDF. Shareholders voted strongly in support of the proposal, which the Board had indicated would only proceed if circumstances arose where it was considered to be in the best interests of shareholders.

The company now has an opportunity to make a follow-on investment in the US based entity Dendritic Nanotechnologies, Inc. (DNT). However as it is currently a PDF, Starpharma is prohibited from increasing its investment or participating in any US-based "spin-offs". The Directors have therefore decided that it is now an appropriate time to seek revocation of the PDF registration.

The Company has requested the ASX place its securities in pre-open, and has immediately applied to the Pooled Development Funds Registration Board to have the PDF registration declaration revoked. It is not known when the PDF Registration Board will make its decision. However the company will request the ASX to remove the trading halt as soon as the decision of the PDF Registration Board is received.

When the PDF registration declaration is revoked, the name of the company will be changed to Starpharma Holdings Ltd. The company will write to all shareholders advising them of the application and the decision of the PDF registration board.

Further details regarding any follow-on investment in DNT or spin-off entities will be announced as soon as possible.

Starpharma Pooled Development Limited (SPL) is a registered pooled development fund with investments in wholly owned subsidiary biopharmaceutical companies focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. SPL also has a 49.9% equity in a US based company – Dendritic Nanotechnologies, Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald Tomalia.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701
www.starpharma.com

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

starpharma

18 March 2004

STARPHARMA - PDF STATUS AND CHANGE OF NAME

Melbourne (Australia) 18 March 2004: Starpharma Pooled Development Limited (ASX:SPL) today announced that the PDF Board has accepted Starpharma's application to revoke its status as a PDF.

With effect from 17th March 2004 the name of the company will be **Starpharma Holdings Limited**. The ASX code will remain as SPL.

Starpharma CEO Dr John Raff would like to express appreciation to the PDF Board for its support of the company since its establishment in 1997. Dr Raff Said: "The PDF status has been very useful in attracting initial investment into the Company. However the Company has entered into a new phase of growth as an international participant in the biotechnology and nanotechnology industries, and there are commercially compelling issues whereby it is no longer in shareholders' interests to retain PDF status."

For taxation purposes, shareholders will be deemed to have disposed of their shares in the company immediately before it ceased to be a PDF and to have immediately re-acquired the shares for their market value. The deemed sale or disposal does not, by itself, give rise to any tax liabilities for the shareholders.

There are a number of other consequences of the deregistration and these were set out in the Explanatory Notes for the General Meeting of Shareholders held on 22nd January 2004.

The company will be writing to all shareholders as soon as possible to advise them of the change in status and to again outline some of the taxation consequences that arise for shareholders of the company.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701
www.starpharma.com

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

starpharma

18 March 2004

STARPHARMA ANNOUNCES INSTITUTIONAL SHARE PLACEMENT

Starpharma Holdings Limited (ASX:SPL) announced that it has completed a share placement of 9,000,000 new shares to leading Australian and international institutional investors including Biotech Capital Limited (ASX:BTC), a leading specialist biotechnology investment fund. The issue price for the funding round was $0.84 with participating investors also receiving a March 31, 2005 variable priced option on a 1:2 basis. Gross proceeds from the issue are $7,560,000.

The funds raised in this placement are expected to be directed towards corporate opportunities arising out of the US investee company Dendritic Nanotechnologies, Inc. and related entities. "DNT is an increasingly important strategic partner for Starpharma because of its leading international position in the area of dendrimer nanotechnology" Starpharma CEO Dr John Raff said.

DNT continues to make significant progress with the appointment of Richard Hazelton (the ex CEO of Dow Corning) as Chairman and Prof Jean Fréchet as a director of the company. Prof Fréchet is an advisor to a number of world leading technology and chemical companies, an international leader in the area of nanotechnology and is a general partner on a number of high profile US venture funds specializing in nanotechnology. Dr Raff said "To be able to surround Dr Donald Tomalia, the US pioneer of dendrimer nanotechnology, with the calibre of commercially focused business people we now have on board we believe bodes well for the future. We remain excited at the commercial opportunities that lie before DNT in both the short and longer term and look forward to maintaining our investment in DNT for the foreseeable future.

Since our successful capital raising last year we have seen the composition of ownership of Starpharma change significantly with many leading Australian and international institutional investors coming on to our share register. We are pleased that the major institutional investors have again supported Starpharma and we also welcome some additional domestic and international institutional investors to the register including Biotech Capital."

The investment by Biotech Capital marks its ninth investment and is the second only in a listed company. Biotech Capital's only other primary listed investment is tissue engineering company Clinical Cell Culture.

"We are very pleased to have qualified third party validation of our dendrimer based technology and also our US based investee company Dendritic Nanotechnologies, Inc. and we extend a particular welcome to Biotech Capital, Dr Raff said.

Harry Karelis, Managing Director of Biotech Capital stated "We have been tracking Starpharma for several years and have enjoyed a very good relationship with the company in that time. We have been impressed with the calibre of its people in developing the company into a leading player in the exploitation of the unique characteristics of dendrimers. In particular, we have spent considerable time in the past looking at various aspects of Starpharma's portfolio, including Dendritic Nanotechnologies, so we have a strong level of knowledge of the potential of these assets."

Dr Raff went on to say, "After this latest capital raising, institutional ownership of our company now stands at over one third of our share register which, when taken in context of

starpharma

ownership of the wider biotech market in Australia really does serve to reinforce how much the company has matured since our listing in late 2000."

The shares were placed with Australian and international institutional clients of J.T. Campbell & Company which acted as lead manager and placement agent.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701
www.starpharma.com

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

Richard Hannebery
J.T. Campbell & Co
+61 3 9654 8881
Institutional only

starpharma

Starpharma Drug for Prevention of HIV in Phase 1 Clinical Study – Advancing to Second Stage

Melbourne (Australia), 27 April 2004: Starpharma Holdings Limited (ASX:SPL) is pleased to announce that the current Phase 1 study for its investigational new drug for the prevention of HIV is advancing to the second stage in dose escalating studies underway in Adelaide, Australia.

This study, involving the administration of different formulation strengths of the investigational drug SPL7013 gel, is the first assessment of the drug's safety in humans and results will help determine the appropriate gel strengths for future clinical trials.

A group of healthy women has to date been dosed with SPL7013 at 0.5% gel strength and the placebo gel. The study remains blinded and therefore it is not known which subjects received the active at this stage.

Data relating to blood and urine chemistry, the impact of the gel on vaginal microflora, and the impact of the gel on the lining of the vagina and cervix was collected from all women in the first group. After reviewing this data, the clinical trial Drug Safety Monitoring Board (DSMB) concluded that the SPL7013 gel strength could be escalated to the next level. The DSMB consists of the Principal Investigator, the study medical monitor, CMAX representatives, Starpharma representatives and Starpharma's US Agent for FDA purposes.

Today, the second stage of the Phase 1 Study is commencing. This involves administration of SPL7013 at 1.0% gel strength and placebo gel to a second group of healthy women.

The clinical trial, which is being performed under a US Food and Drug Administration (FDA) Investigational New Drug (IND) application, is being conducted at CMAX, a Division of IDT Australia Ltd, in Adelaide.

Further progress updates will be made as the trial continues.

Starpharma Holdings Limited (ASX:SPL) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma's lead dendrimer product, VivaGel™ has received clearance from the US FDA for human clinical trials. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including Genital Herpes and Chlamydia. SPL also has an equity interest in a US based company – Dendritic Nanotechnologies Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald Tomalia.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

www.starpharma.com

starpharma

STARPHARMA GRANTED ADDITIONAL NANOTECHNOLOGY PATENT IN USA

Melbourne (Australia), 7 June 2004: Starpharma Holdings Limited (ASX:SPL) has received notification of issue of US Patent Number 6740635 "Antiviral linear polymers" from the United States Patent and Trademark Office. The patent is exclusively licensed by the Biomolecular Research Institute Limited to Starpharma Limited, a wholly-owned subsidiary of Starpharma Holdings Limited.

The patent expands Starpharma's coverage to non-dendrimer based scaffoldings in specific areas of anti-viral activity. Dendrimers remain the most precise nanotech structures and will continue to be the main focus of Starpharma's drug development activities.

In response to the issuance of the patent, Starpharma CEO Dr. John Raff stated "It is always a significant milestone to have a patent issued in the United States and we are continuing to expand our patent coverage in nanotechnology based pharmaceuticals."

Starpharma Holdings Limited (ASX:SPL) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma's lead dendrimer product, VivaGel™ has received clearance from the US FDA for human clinical trials. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including Genital Herpes and Chlamydia. SPL also has an equity interest in a US based company – Dendritic Nanotechnologies, Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald Tomalia.

CONTACTS:

Dr John Raff	**Mr Ben Rogers**
Chief Executive Officer	Company Secretary
+61 3 8532 2701	+61 3 8532 2702

www.starpharma.com

STARPHARMA PROJECTS RECEIVE ARC GRANTS FOR PHARMACEUTICAL APPLICATIONS OF DENDRIMERS

Melbourne, (Australia), 6 July, 2004: Melbourne-based nanotechnology company Starpharma Holdings Limited (ASX:SPL) has received peer endorsement of its dendrimer technology with the funding of two separate projects by the Australian Research Council.

The projects will advance pharmaceutical applications of SPL's dendrimer technology by clarifying how dendrimers interact with drug targets, pathogens and other biological structures. The studies will receive a total of $440,000 over three years under the ARC scheme of competitive grants.

In one project, supercomputers will be used to model dendrimers and predict the structure of complexes formed between dendrimers and various drug targets. Dr David Chalmers and Dr Martin Scanlon of Monash University's Victorian College of Pharmacy will lead the project which Starpharma hopes will shorten the time required for discovery and development of new products based on dendrimers.

Associate Professor Clive Prestidge and Professor Hans Griesser from UniSA's Ian Wark Research Institute will conduct the second project, designed to increase current understanding of how dendrimers interact with viruses, bacteria and cancer cells.

Dendrimers are small synthetic molecules being developed as potential therapies for a variety of serious human illnesses including HIV, cancer and respiratory diseases. Starpharma's lead dendrimer product, VivaGel™, is a topical microbicide for prevention of the sexual transmission of HIV. It is currently being tested in clinical trials under a US Food and Drug Administration (FDA) Investigational New Drug application.

"Dendrimers present a new approach to treating and preventing a number of human conditions including sexually transmitted diseases, viral respiratory diseases, systemic viral infections and tumours," said Professor Prestidge. "Starpharma is the world leader in pharmaceutical applications of dendrimer technology and we are looking forward to working with them on this collaborative research."

About Starpharma

Starpharma Holdings Limited (ASX:SPL) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma's lead dendrimer product, VivaGel™,has received clearance from the US FDA for human clinical trials. VivaGel™ is a topical microbicide gel product for use by women to prevent the sexual transmission of HIV. In animal studies, VivaGel was shown to be active in preventing genital herpes and *Chlamydia*. SPL also has an equity interest in US based company Dendritic Nanotechnologies, Inc. (DNT), established with the US pioneer of dendrimer nanotechnology Dr Donald Tomalia.

For further information, please contact:

Media	Company	
Rebecca Christie, Buchan 02 9293 2836 rchristie@bcg.com.au	**Dr John Raff** Chief Executive Officer +61 3 8532 2701	**Mr Ben Rogers** Company Secretary +61 3 8532 2702
	www.starpharma.com	

starpharma

Starpharma's VivaGel™ for Prevention of HIV Receives FDA Clearance to Advance to Third Stage of Dosing in Phase 1 Clinical Trial

Melbourne (Australia), 3 August 2004: Starpharma Holdings Limited (ASX:SPL) announced today that VivaGel™, its investigational new drug for the prevention of HIV, is advancing to the next stage of dosing in the current Phase 1 study. The US Food and Drug Administration (FDA) has reviewed Starpharma's interim study results and has given clearance to proceed using the highest dosage concentration planned for this study.

This next stage, commencing today, will involve administration of VivaGel™ containing 3.0% of the active dendrimer ingredient, SPL7013, and placebo gel to a group of healthy women. This is the continuation of the US IND Study No. SPL7013-001, investigating escalating formulation strengths of VivaGel™. The study is the first assessment of the drug's safety in humans. Results from the current trial will help determine appropriate gel strengths for future clinical trials that will assess the effectiveness of VivaGel™ in preventing HIV infection.

VivaGel™ is the first drug product in the world based upon nanoscale structures called dendrimers, to enter human trials.

Data relating to blood and urine chemistry, the impact of the gel on vaginal microflora, and the impact of the gel on the lining of the vagina and cervix was collected from all women in the first two groups treated with VivaGel™ (0.5% or 1% SPL7013) and placebo gel. After reviewing the blinded data, and considering that there have been no serious adverse events reported in either of the first two dosing groups, the clinical trial Drug Safety Monitoring Board (DSMB) concluded that the VivaGel™ SPL7013 strength could be escalated to a higher level. Following the review of a protocol amendment to include the 3.0% SPL7013 gel dose group in the current study and an interim clinical safety report, the US FDA agreed with the DSMB's decision to escalate dosing.

The clinical trial is being conducted at CMAX, a Division of IDT Australia Ltd, in Adelaide.

Starpharma Holdings Limited (ASX:SPL) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma's lead dendrimer product, VivaGel™ has received clearance from the US FDA for human clinical trials. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including Genital Herpes and Chlamydia. SPL also has an equity interest in a US based company – Dendritic Nanotechnologies Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology, Dr Donald Tomalia.

CONTACTS:

Dr John Raff
Chief Executive Officer
+61 3 8532 2701
www.starpharma.com

Mr Ben Rogers
Company Secretary
+61 3 8532 2702

ASX
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Australian Stock Exchange Limited
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Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/09/2004

TIME: 15:05:18

TO: STARPHARMA HOLDINGS LIMITED

FAX NO: 03-9510-5955

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Starpharma to lead US$5.4M NIH project for HIV prevention

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

16591

starpharma

Starpharma to lead a US$5.4M NIH-funded project to develop a preventative treatment for HIV and other sexually transmitted diseases

Melbourne, Victoria Australia, September 30, 2004: Melbourne-based nanotechnology company Starpharma (ASX:SPL) will lead a consortium to develop a second generation microbicide for the prevention of infection by HIV and other sexually transmitted diseases (STDs). This consortium is being funded by a US$5.4 million (A$7.5 million) grant from the National Institute of Allergy and Infectious Diseases (NIAID), part of the US National Institutes of Health (NIH).

The consortium consists of Starpharma and ReProtect, Inc., together with research groups from the Johns Hopkins University, the University of Texas Medical Branch, the University of Kentucky, the University of Washington and the Burnet Institute in Melbourne.

Microbicides are chemical agents that in the form of gels can be used before intercourse to inactivate STD pathogens. Microbicides are currently being viewed by health officials as one of the best potential opportunities for stemming the spread of HIV/AIDS.

"It is very significant for us that NIH and NIAID have recognized not only the tremendous potential of microbicides in the fight against AIDS, but through their Peer Review system, have awarded our research consortium a grant to exploit the particular strengths of the complementary technologies owned by Starpharma and ReProtect," said John Raff, CEO of Starpharma.

According to Thomas Moench, President of ReProtect: "Attaining the goal of developing a combination microbicide against HIV and other STDs can be likened to putting both seat belts and airbags into cars, rather than building hospital beds for traffic accident victims. Success in this undertaking with Starpharma would provide an exciting new product with the broadest and most reliable protection against pregnancy and disease."

Both Starpharma and ReProtect already have microbicides in clinical trials. VivaGel™, Starpharma's product based on proprietary dendrimer technology, is in Phase I clinical trials. ReProtect's BufferGel is currently in an NIH sponsored Phase II/IIb safety and efficacy trial for the prevention of HIV transmission.

A strength of the companies' working together is the opportunity to develop a microbicide that combines several protective actions to prevent transmission of a broad spectrum of STDs including HIV, herpes, chlamydia and human papilloma virus.

In the US, STDs including genital herpes affect more than 70 million people annually. It was estimated in 1999 that the annual cost of all STDs was more than US$10 billion a year.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL) is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma's lead dendrimer

05

product, VivaGel™ has received clearance from the US FDA for human clinical trials. VivaGel™ is a topical microbicide gel product that has been developed for women as a preventative against the sexual transmission of HIV. It is also active in animal studies for the prevention of other sexually transmitted diseases including genital herpes and chlamydia. SPL also has an equity interest in a US based company – Dendritic Nanotechnologies, Inc. (DNT) – established with the US pioneer of dendrimer nanotechnology Dr Donald Tomalia.

About ReProtect, Inc.:

ReProtect is a US company with a research and commercialisation focus in reproductive health. The company's mission is to prevent unwanted pregnancies and STDs by providing the most effective and innovative products to women and men throughout the world.

Reprotect is the first company to offer a vaginal microbicide that works by reinforcing a natural protective action of the female reproductive tract, avoiding the use of hormones or potentially-toxic detergents. ReProtect's goal is to provide safe, reliable and effective form of female contraception which incorporates the ability to prevent the transmission of STDs.

For further information, please contact

Media	Company
Rebecca Christie, Buchan 02 9293 2836 rchristie@bcg.com.au	**Dr John Raff** Chief Executive Officer +61 3 8532 2701 **Mr Ben Rogers** Company Secretary +61 3 8532 2702